Exhibit 99.1



LI AUTO INC.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code: 2015

2022 INTERIM REPORT

CONTENTS

COMPANY INFORMATION

Executive Directors
Mr. LI Xiang (李想) *(Chairman, CEO and Founder)*
Mr. SHEN Yanan (沈亞楠)
Mr. LI Tie (李鐵)

Non-executive Directors
Mr. WANG Xing (王興)
Mr. FAN Zheng (樊錚)

Independent non-executive Directors
Mr. ZHAO Hongqiang (趙宏強)
Mr. JIANG Zhenyu (姜震宇)
Prof. XIAO Xing (肖星)

AUDIT COMMITTEE

Mr. JIANG Zhenyu (姜震宇)
Prof. XIAO Xing (肖星)
Mr. ZHAO Hongqiang (趙宏強) *(Chairman)*

COMPENSATION COMMITTEE

Mr. JIANG Zhenyu (姜震宇)
Mr. LI Xiang (李想)
Mr. ZHAO Hongqiang (趙宏強) *(Chairman)*

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Prof. XIAO Xing (肖星)
Mr. ZHAO Hongqiang (趙宏強)
Mr. JIANG Zhenyu (姜震宇) *(Chairman)*

JOINT COMPANY SECRETARIES

Mr. WANG Yang (王揚)
Ms. LAU Yee Wa (劉綺華)

AUTHORISED REPRESENTATIVES

Mr. LI Tie (李鐵)
Ms. LAU Yee Wa (劉綺華)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

11 Wenliang Street
Shunyi District
Beijing 101399
the PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road, Kowloon
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F Prince's Building
Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall, Cricket Square
Grand Cayman KY1-1102, Cayman Islands

PRINCIPAL BANKER

China Merchants Bank Co., Ltd.
China Merchants Bank Tower
No. 7088 Shennan Boulevard
Shenzhen
Guangdong, China

HONG KONG STOCK CODE

2015

NASDAQ SYMBOL

LI

COMPANY WEBSITE

ir.lixiang.com

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Six Months Ended June 30,		
	2021	**2022**	Change (%)
	(Unaudited)	**(Unaudited)**	
	(RMB in thousands, except percentages)		
Revenues	8,614,153	**18,294,657**	112.4%
Gross profit	1,569,513	**4,042,155**	157.5%
Loss from operations	(943,626)	**(1,391,531)**	47.5%
Loss before income tax	(536,267)	**(625,907)**	16.7%
Net loss	(595,456)	**(651,912)**	9.5%
Comprehensive (loss)/income attributable to the ordinary shareholders of Li Auto Inc.	(794,041)	**344,260**	N/A
Non-GAAP Financial Measures:			
Non-GAAP loss from operations	(590,307)	**(445,972)**	(24.5)%
Non-GAAP net (loss)/income	(242,137)	**293,647**	N/A

NON-GAAP FINANCIAL MEASURES

The Company uses Non-GAAP financial measures, such as Non-GAAP income/(loss) from operations and Non-GAAP net income/(loss), in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the Non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects. The Company also believes that the Non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The Non-GAAP financial measures have limitations as analytical tools and when assessing the Company's operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the Non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

FINANCIAL PERFORMANCE HIGHLIGHTS

The following table sets forth unaudited reconciliation of U.S. GAAP and Non-GAAP results for the period indicated.

	For the Six Months Ended June 30,	
	2021	2022
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Loss from operations	(943,626)	(1,391,531)
Share-based compensation expenses	353,319	945,559
Non-GAAP loss from operations	(590,307)	(445,972)
Net loss	(595,456)	(651,912)
Share-based compensation expenses	353,319	945,559
Non-GAAP net (loss)/income	(242,137)	293,647

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

In the first half of 2022, we achieved solid financial and operational results despite the significant industry-wide parts supply chain challenges posed by the COVID-19 pandemic. Thanks to Li ONE's enduring appeal to our customers, our total deliveries in the first half of 2022 increased by 100.3% year over year to 60,403 vehicles and our total revenues amounted to RMB18.29 billion, representing a 112.4% year-over-year increase. The cumulative deliveries of Li ONE since its market debut reached 184,491 vehicles as of June 30, 2022.

We remain dedicated to our mission: "Create a Mobile Home, Create Happiness" (創造移動的家，創造幸福的家) and have been leveraging technologies to create value for our users by offering compelling products and services, supported by our continually expanding direct sales and servicing network. We unveiled Li L9, our flagship smart SUV for families on June 21, 2022. Meanwhile, we continued to invest in intelligent cockpit and autonomous driving technologies as well as other in-car technologies to provide joyful and safe driving and riding experiences for families, while spending efforts to develop new EREV and BEV models.

Product

We are a leader in China's NEV market. Our products are built to serve the mobility needs of families in China. After Li ONE emerged as one of China's most competitive SUV choices for family users, we build on our strengths and forge ahead on our product roadmap.

The newly unveiled Li L9, our flagship smart SUV for families, is a six-seat, full-size flagship SUV, offering superior space and comfort for family users. Its self-developed flagship range extension and chassis systems provide excellent drivability with a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers. With a 44.5 kilowatt-hour new-generation NCM lithium battery, it can support a CLTC range of 215 kilometers and a WLTC range of 180 kilometers under the EV mode. Li L9 also features top-notch vehicle safety measures and our self-developed autonomous driving system, Li AD Max, powered by dual Orin-X chips with 508 TOPS of computing power to protect every family passenger. Li L9's innovative five-screen, three-dimensional interactive intelligent cockpit brings a new level of driving and entertainment experience.

The success of Li ONE and users' enthusiasm for Li L9 demonstrate our extraordinary product defining capabilities. We will continue to expand our product portfolio by developing new EREVs and BEVs to target a broader user base.

Direct Sales and Servicing Network

Our direct sales and servicing network serves as an important and efficient interface for us to gain insight into our users' needs and desires. With expanding direct sales and servicing network and our integrated online and offline platform, we can achieve higher operating efficiency with a data-driven, closed-loop digital platform to manage all user interactions from sales leads to test drives to purchases and even to user reviews.

While the pace of our sales network expansion has been challenged by the COVID-19 resurgence, we further expanded our direct sales and servicing network in the first half of 2022. As of June 30, 2022, we had 247 retail stores in 113 cities, as well as 308 servicing centers and Li Auto-authorized body and paint shops operating in 226 cities.

BUSINESS REVIEW AND OUTLOOK

Research and Development

Our product excellence is underpinned by our strong research and development capabilities, which helped reinforce our market leading position. We leverage the know-how accumulated from our Li ONEs to continuously optimize software and hardware. Our research and development efforts yielded tangible results, as evidenced by the several self-developed features applied to Li L9, including the next-generation EREV powertrain system, Li AD Max – our upgraded autonomous driving system, and our pioneering five-screen three-dimensional interactive intelligent cockpit. Our autonomous driving and intelligent cockpit technologies have been designed with expandability and transferability across models, which allow us to smoothly migrate our design language, interaction experience, and integrated systems into our future models to further improve the intelligence level of all future models. In addition, we continue to invest in our high-voltage platform to be adopted by our future HPC BEV models, which could further enhance their driving range by reducing energy consumption.

Environmental, Social and Governance (ESG)

We have been proactively contributing to sustainable development for the benefit of our society and environment, while constantly enhancing corporate governance capability in areas such as compliance operations and risk control.

On April 19, 2022, we published our inaugural ESG report, highlighting our ESG initiatives and achievements in 2021, underscoring our commitment to being a responsible public company. To learn more about our ESG efforts and download the full ESG report in simplified Chinese, traditional Chinese, and English, please visit the ESG section of our investor relations website at https://ir.lixiang.com/esg.

Inclusion in the Shenzhen- and Shanghai-Hong Kong Stock Connect Programs

Our Class A Ordinary Shares, which are listed and traded on the Stock Exchange, have been included in the Shenzhen- and Shanghai-Hong Kong Stock Connect programs, effective on March 14 and April 25, 2022, respectively. This allows us to access a broader investor base and share our growth trajectory and further success with users, partners and investors in Mainland China via the financial market.

The US ATM Offering

On June 28, 2022 (U.S. Eastern Time), we announced the US ATM Offering to sell up to US$2,000,000,000 of ADSs, each representing two Class A Ordinary Shares, to the public in the United States. The closing price of the ADS on the Nasdaq on June 28, 2022 was US$37.07. As disclosed in the announcement dated June 29, 2022 issued by the Company in connection with the US ATM Offering, as an estimate, based on the average closing price of the ADS on the Nasdaq for the five trading days preceding June 24, 2022, the Company expected that it would not issue more than 53,835,800 ADSs pursuant to the US ATM Offering, representing 107,671,600 Class A Ordinary Shares with an aggregate nominal value of approximately US$10,767.

As of June 30, 2022, we had sold 414,310 ADSs representing 828,620 Class A Ordinary Shares with an aggregate nominal value of approximately US$82.86 under the US ATM Offering to the public in the United States, raising gross proceeds of US$15.8 million and net proceeds of approximately US$14.5 million, respectively, with the selling price ranging from US$38.00 per ADS to US$38.41 per ADS and average net selling price of US$38.14 per ADS.

BUSINESS REVIEW AND OUTLOOK

As disclosed in the announcement and the listing document of the Company dated June 29, 2022, we intend to use the net proceeds from the US ATM Offering for (i) research and development of next-generation electric vehicle technologies including technologies for BEVs, smart cabin, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes. Considering that the US ATM Offering was only launched two days before June 30, 2022, none of the net proceeds had been utilized as of June 30, 2022. To the extent that the net proceeds of the US ATM Offering are not immediately required for the above described purposes, we may hold such funds in bank deposits at authorized financial institutions.

RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD

Delivery Update

In July 2022, we delivered 10,422 Li ONEs, representing a 21.3% increase from July 2021. As of July 31, 2022, we had 259 retail stores covering 118 cities, in addition to 311 servicing centers and Li Auto-authorized body and paint shops operating in 226 cities.

US ATM Offering

As of the Latest Practicable Date, we have sold 9,431,282 ADSs representing 18,862,564 Class A Ordinary Shares under the US ATM Offering, raising gross proceeds of US$366.5 million before deducting fees and commissions payable to the distribution agents of up to US$4.8 million and certain other offering expenses.

BUSINESS OUTLOOK

Looking ahead to the second half of 2022, we will continue to provide families with safe, convenient, and comfortable products and services, aiming to maintain a leading position in China's NEV market. Along the journey to create a sustainable path for everyone to embrace vehicle electrification, we remain focused on R&D of next-generation electric vehicle technologies including technologies for smart cabin, autonomous driving, and future EREV and BEV models, while expanding sales network to pursue operational excellence.

Meanwhile, due to the evolving pandemic caused by new variants on top of limited parts production capacity with rising NEV demands, uncertainties associated with auto parts shortage and cost inflation remain as industry-wide challenges. Going forward, we will continue to reinforce our supply chain system and strengthen our partnership with parts suppliers to mitigate such risks.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,	
	2021	**2022**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Revenues		
Vehicle sales	8,366,968	**17,792,221**
Other sales and services	247,185	**502,436**
Total revenues	8,614,153	**18,294,657**
Cost of sales		
Vehicle sales	(6,867,603)	**(13,907,185)**
Other sales and services	(177,037)	**(345,317)**
Total cost of sales	(7,044,640)	**(14,252,502)**
Gross profit	1,569,513	**4,042,155**
Research and development expenses	(1,167,938)	**(2,905,606)**
Selling, general and administrative expenses	(1,345,201)	**(2,528,080)**
Total operating expenses	(2,513,139)	**(5,433,686)**
Loss from operations	(943,626)	**(1,391,531)**
Other (expense)/income:		
Interest expense	(34,323)	**(31,310)**
Interest income and investment income, net	410,994	**412,536**
Others, net	30,688	**384,398**
Loss before income tax expense	(536,267)	**(625,907)**
Income tax expense	(59,189)	**(26,005)**
Net loss	(595,456)	**(651,912)**
Less: Net loss attributable to noncontrolling interests	–	**(23,080)**
Net loss attributable to ordinary shareholders of Li Auto Inc.	(595,456)	**(628,832)**
Other comprehensive (loss)/income		
Foreign currency translation adjustment	(198,585)	**973,092**
Total other comprehensive (loss)/income	(198,585)	**973,092**
Total comprehensive (loss)/income	(794,041)	**321,180**
Less: Net loss attributable to noncontrolling interests	–	**(23,080)**
Comprehensive (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(794,041)	**344,260**

MANAGEMENT DISCUSSION AND ANALYSIS

REVENUES

Total revenues were RMB18.29 billion for the six months ended June 30, 2022, representing an increase of 112.4% from RMB8.61 billion for the six months ended June 30, 2021.

Vehicle sales were RMB17.79 billion for the six months ended June 30, 2022, representing an increase of 112.6% from RMB8.37 billion for the six months ended June 30, 2021. This increase was primarily attributable to a 100.3% increase in vehicle deliveries from 30,154 vehicles in the first half year of 2021 to 60,403 vehicles in the same period of 2022.

Other sales and services were RMB502.4 million for the six months ended June 30, 2022, representing an increase of 103.3% from RMB247.2 million for the six months ended June 30, 2021. This increase was primarily attributable to increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales.

COST OF SALES

Cost of sales were RMB14.25 billion for the six months ended June 30, 2022, representing an increase of 102.3% from RMB7.04 billion for the six months ended June 30, 2021. This increase was mainly due to the increase of vehicle deliveries as described above.

GROSS PROFIT AND GROSS MARGIN

Our gross profit was RMB4.04 billion for the six months ended June 30, 2022, representing an increase of 157.5% from RMB1.57 billion for the six months ended June 30, 2021. The increase in gross margin from 18.2% for the six months ended June 30, 2021 to 22.1% for the six months ended June 30, 2022 was mainly driven by the increase of vehicle margin over the first half year of 2021.

Our vehicle margin increased from 17.9% for the six months ended June 30, 2021 to 21.8% for the six months ended June 30, 2022 driven by a higher average selling price attributable to the increase of vehicle deliveries of 2021 Li ONE since its release in May 2021.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses were RMB2.91 billion for the six months ended June 30, 2022, representing an increase of 148.8% from RMB1.17 billion for the six months ended June 30, 2021. This increase was primarily attributable to increased employee compensation as a result of growing number of research and development staff as well as increased costs associated with new models to be introduced in the future.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were RMB2.53 billion for the six months ended June 30, 2022, representing an increase of 87.9% from RMB1.35 billion for the six months ended June 30, 2021. This increase was primarily attributable to increased employee compensation as a result of growing number of staff, as well as increased rental expenses associated with the expansion of the Company's sales network.

LOSS FROM OPERATIONS

As a result of the foregoing, loss from operations increased by 47.5% from RMB943.6 million for the six months ended June 30, 2021 to RMB1.39 billion for the six months ended June 30, 2022.

MANAGEMENT DISCUSSION AND ANALYSIS

OTHERS, NET

Others, net was RMB384.4 million for the six months ended June 30, 2022, representing an increase of 1,152.6% from RMB30.7 million for the six months ended June 30, 2021, primarily attributable to increased VAT refunds and reimbursement paid to us by the depositary of our ADS program.

NET LOSS

As a result of the foregoing, net loss was RMB651.9 million for the six months ended June 30, 2022, representing an increase of 9.5% from RMB595.5 million for the six months ended June 30, 2021.

LIQUIDITY AND SOURCE OF FUNDING AND BORROWING

During the six months ended June 30, 2022, we funded our cash requirements principally through cash generated from our operations and proceeds from borrowings. Our cash and cash equivalents, restricted cash, time deposits and short-term investment increased by 7.0% from RMB50.16 billion as of December 31, 2021 to RMB53.65 billion as of June 30, 2022.

The following table sets out our cash flows for the periods indicated:

	For the Six Months Ended June 30,	
	2021	2022
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Net cash provided by operating activities	2,333,970	2,963,176
Net cash (used in)/provided by investing activities	(4,110,154)	823,733
Net cash provided by financing activities	5,533,762	1,929,846
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(103,039)	885,201
Net increase in cash, cash equivalents and restricted cash	3,654,539	6,601,956
Cash, cash equivalents and restricted cash at beginning of the period	10,172,519	30,493,064
Cash, cash equivalents and restricted cash at end of the period	13,827,058	37,095,020

SIGNIFICANT INVESTMENTS

We did not make or hold any significant investments during the six months ended June 30, 2022.

MATERIAL ACQUISITIONS AND DISPOSALS

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended June 30, 2022.

PLEDGE OF ASSETS

As of June 30, 2022, we pledged a restricted deposit of RMB3.21 billion, compared with RMB2.64 billion as of December 31, 2021. We also secured certain production equipment for borrowings as of June 30, 2022.

MANAGEMENT DISCUSSION AND ANALYSIS

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

We did not have detailed future plans for significant investments or capital assets as at June 30, 2022.

GEARING RATIO

As of June 30, 2022, our gearing ratio (i.e. total liabilities divided by total assets, in percentage) was 41.2% (as of December 31, 2021: 33.6%).

FOREIGN EXCHANGE EXPOSURE

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by our subsidiaries whose functional currency is Renminbi. We may enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

CONTINGENT LIABILITIES

We had no material contingent liabilities as of June 30, 2022.

CAPITAL COMMITMENT

As of June 30, 2022, our capital commitment was RMB5.78 billion (as of December 31, 2021: RMB2.92 billion), mainly on construction and purchase of production facilities, equipment and tooling.

EMPLOYEES AND REMUNERATION

As of June 30, 2022, we had a total of 15,157 employees. The following table sets forth the total number of employees by function as of June 30, 2022:

	As of June 30, 2022
Function	
Research and Development	**4,078**
Production	**2,912**
Sales and Marketing	**7,489**
General and Administrative	**678**
Total	**15,157**

We have also adopted the 2019 Plan, the 2020 Plan and the 2021 Plan.

CORPORATE GOVERNANCE

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

The WVR Beneficiary is Mr. Li. As at June 30, 2022, assuming (i) none of the Performance Conditions (as defined in the Prospectus) is met and no Award Premium (as defined in the Prospectus) is paid in respect of any CEO Award Shares, (ii) no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes, and (iii) without taking into account the voting rights attached to the 24,516,472 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, Mr. Li beneficially owned and controlled, through his intermediaries, an aggregate of 355,812,080 Class B Ordinary Shares and 108,557,400 Class A Ordinary Shares (which are CEO Award Shares with one vote per share), representing (a) approximately 22.47% of our issued Shares; (b) approximately 69.28% of the voting rights in our Company with respect to shareholder resolutions relating to matters other than Reserved Matters and (c) approximately 18.40% with respect to shareholder resolutions relating to Reserved Matters. The Class B Ordinary Shares are held through Amp Lee Ltd., which is wholly owned by Cyric Point Enterprises Limited, the entire interest of which is in turn held by a trust that was established by Mr. Li (as the settlor) for the benefit of himself and his family.

CORPORATE GOVERNANCE

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one ratio. As of June 30, 2022, assuming the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 355,812,080 Class A Ordinary Shares, representing approximately 20.80% of the total number of issued and outstanding Class A Ordinary Shares. The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code set forth in Appendix 14 to the Listing Rules, save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Li performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. In light of the amendments to the Corporate Governance Code which came into effect on January 1, 2022 and impose requirements applicable to corporate governance reports for the financial year commencing on or after January 1, 2022, our Board will also continue to regularly review and monitor other corporate governance practices to ensure compliance with the latest version of the Corporate Governance Code.

CORPORATE GOVERNANCE

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the Latest Practicable Date.

BOARD COMMITTEES

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Mr. Zhao Hongqiang, Prof. Xiao Xing, and Mr. Jiang Zhenyu, with Mr. Zhao (being our independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated interim results of the Group for the six months ended June 30, 2022 and this interim report and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2022 in accordance with International Standard on Review Engagements 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*.

CORPORATE GOVERNANCE

Other Board Committees

In addition to the Audit Committee, the Company has also established a Compensation Committee and a Nominating and Corporate Governance Committee.

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to director compensation, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management. The Compensation Committee comprises three Directors, being Mr. Li, Mr. Zhao Hongqiang and Mr. Jiang Zhenyu, with Mr. Zhao as the chairman of the Compensation Committee.

Nominating and Corporate Governance Committee

The Company has established a Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 3.27A and Rule 8A.30 of the Listing Rules.

The primary duties of the Nominating and Corporate Governance Committee were, among other things, in respect of its nomination functions, to review annually with the Board the structure, size and composition of the Board as a whole and to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of independence, knowledge, experience, skill, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by the Nasdaq Stock Market and the Hong Kong Stock Exchange, and to make recommendations on any proposed changes to the Board to complement the Company's corporate strategy, to assess the independence of independent non-executive directors, to develop and recommend to the Board criteria for board and committee membership, to recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees; and in respect of its corporate governance functions, to develop and recommend to the Board a set of corporate governance guidelines, to ensure that the Company is operated and managed for the benefit of all Shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.

The Nominating and Corporate Governance Committee comprises of three independent non-executive Directors, namely Mr. Zhao Hongqiang, Mr. Jiang Zhenyu and Prof. Xiao Xing. Mr. Jiang is the chairman of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

The Nominating and Corporate Governance Committee is also required to review the compensation and terms of engagement of the compliance advisor, and to confirm to the Board that it is not aware of any factors that would require it to consider either the removal of the current compliance advisor or the appointment of a new compliance advisor.

CORPORATE GOVERNANCE

On August 15, 2022, the Nominating and Corporate Governance Committee held a meeting, and reviewed the following matters:

Board Composition, Size and Procedures

(a)   the structure, size and composition of the Board and Board committees and functions of the Board committees;

(b)   the independence of the independent non-executive Directors;

Corporate Governance

(c)   the training and continuous professional development of Directors and senior management;

(d)   the code of conduct applicable to employees and Directors;

(e)   the re-appointment of the Company's compliance advisor;

(f)   the Company's compliance with the Corporate Governance Code;

(g)   the management of conflicts of interests of the Company and any potential conflict of interest between the Company, its subsidiaries and/or Shareholders on one hand and the WVR beneficiary on the other;

(h)   all risks related to the Company's WVR structure, including connected transaction between the Company and its subsidiaries or Consolidated Affiliated Entity on one hand and any WVR beneficiary on the other;

(i)   effective and on-going communication between the Company and the Shareholders, particularly with regards to the requirements of Rule 8A.35;

(j)   the Company's various policies and practices on corporate governance; and

(k)   the Company's policies and practices on compliance with legal and regulatory requirement; the matters covered in Rule 8A.30 of the Listing Rules.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As at June 30, 2022, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Name	Capacity/Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Mr. LI Xiang[2]	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	108,557,400 Class A Ordinary Shares	6.35%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	355,812,080 Class B Ordinary Shares	100.00%
Mr. SHEN Yanan	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	15,000,000 Class A Ordinary Shares[3]	0.88%
	Beneficial interest	15,000,000 Class A Ordinary Shares[4]	0.88%
Mr. LI Tie	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	14,373,299 Class A Ordinary Shares[5]	0.84%
	Beneficial interest	10,000,000 Class A Ordinary Shares[6]	0.58%
	Beneficial interest	2,000,000 Class A Ordinary Shares[6]	0.12%
Mr. WANG Xing	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	131,478,876 Class A Ordinary Shares[7]	7.69%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	258,171,601 Class A Ordinary Shares[8]	15.09%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	603,290 Class A Ordinary Shares[9]	0.04%
Mr. FAN Zheng	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	86,978,960 Class A Ordinary Shares[10]	5.08%

OTHER INFORMATION

Notes:

(1)   The calculation is based on the total number of 1,710,731,950 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares in issue as at June 30, 2022.

(2)   The 355,812,080 Class B Ordinary Shares and the 108,557,400 CEO Award Shares (which are Class A Ordinary Shares with one vote per share) are held by Amp Lee Ltd., a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor) for the benefit of Mr. Li and his family. Mr. Li is deemed to be interested in the Class A Ordinary Shares and the Class B Ordinary Shares held by Amp Lee Ltd..

(3)   This includes 15,000,000 Class A Ordinary Shares held by Da Gate Limited. Da Gate Limited is a company incorporated in British Virgin Islands and is wholly owned by Brave City Group Limited. The entire interest in Brave City Group Limited is held by a trust that was established by Mr. SHEN Yanan (as the settlor) for the benefit of Mr. SHEN Yanan and his family. Mr. SHEN Yanan is deemed to be interested in the Class A Ordinary Shares held by Da Gate Limited.

(4)   Represents Mr. SHEN Yanan's entitlement to receive up to 15,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options.

(5)   This includes 14,373,299 Class A Ordinary Shares held by Sea Wave Overseas Limited. Sea Wave Overseas Limited is a company incorporated in British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. LI Tie (as the settlor) for the benefit of Mr. LI Tie and his family. Mr. LI Tie is deemed to be interested in the Class A Ordinary Shares held by Sea Wave Overseas Limited.

(6)   Represents Mr. LI Tie's entitlement to receive up to 10,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans and 2,000,000 RSUs granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options and RSUs.

(7)   This includes 131,478,876 Class A Ordinary Shares held by Zijin Global Inc.. Zijin Global Inc. is a company incorporated in British Virgin Islands which is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. WANG Xing (as the settlor) for the benefit of Mr. WANG Xing and his family, with the trustee being TMF (Cayman) Ltd. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc..

(8)   This includes 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (stock code: 3690). Mr. WANG Xing is a director and the controlling shareholder of Meituan. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

(9)   Zijin Global Inc. holds 603,290 Class A Ordinary Shares represented by 301,645 ADSs as the beneficial owner.

(10)   This includes 86,978,960 Class A Ordinary Shares held by Rainbow Six Limited, a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Developments Limited is held by a trust that was established by Mr. FAN Zheng (as the settlor) for the benefit of Mr. FAN Zheng and his family. As such, Mr. FAN Zheng is deemed to be interested in the Class A Ordinary Shares held by Rainbow Six Limited.

Save as disclosed above, as at June 30, 2022, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at June 30, 2022, the following persons (other than the Directors and chief executives whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Class A Ordinary Shares			
Inspired Elite Investments Limited[2]	Beneficial interest	258,171,601 (L)	15.09%
Meituan[2]	Interest in controlled corporations	258,171,601 (L)	15.09%
Zijin Global Inc.[3]	Beneficial interest	132,082,166 (L)	7.72%
Mr. WANG Xing[2][3]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	390,253,767 (L)	22.81%
Amp Lee Ltd.[4]	Beneficial interest	108,557,400 (L)	6.35%
Mr. LI Xiang[4]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	108,557,400 (L)	6.35%
Rainbow Six Limited[5]	Beneficial interest	86,978,960 (L)	5.08%
Mr. FAN Zheng[5]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	86,978,960 (L)	5.08%
Class B Ordinary Shares			
Amp Lee Ltd.[4]	Beneficial interest	355,812,080 (L)	100.00%
Mr. LI Xiang[4]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	355,812,080 (L)	100.00%

Notes:

(1) The calculation is based on the total number of 1,710,731,950 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares in issue as at June 30, 2022. The letter "L" stands for long position.

(2) Inspired Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (stock code: 3690). As such, Meituan is deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

OTHER INFORMATION

(3)   Zijin Global Inc. is a company incorporated in British Virgin Islands which is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. WANG Xing (as the settlor), our non-executive Director, for the benefit of Mr. WANG Xing and his family, with the trustee being TMF (Cayman) Ltd. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc.. Further, Mr. WANG Xing is a director and the controlling shareholder of Meituan and is therefore deemed to be interested in the Shares held by Inspired Elite Investments Limited.

(4)   Amp Lee Ltd. is a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor), our executive Director and controlling shareholder, for the benefit of Mr. Li and his family. As such, Mr. Li is deemed to be interested in the Class A Ordinary Shares and the Class B Ordinary Shares held by Amp Lee Ltd.

(5)   Rainbow Six Limited is a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Developments Limited is held by a trust that was established by Mr. FAN Zheng (as the settlor), our non-executive Director, for the benefit of Mr. FAN Zheng and his family. As such, Mr. FAN Zheng is deemed to be interested in the Class A Ordinary Shares held by Rainbow Six Limited.

Save as disclosed above, as at June 30, 2022, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the shares and underlying shares which would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

SHARE INCENTIVE PLANS

1.   The 2019 Plan

The principal terms of the 2019 Plan, as amended, are as described below.

Purpose. The purpose of the 2019 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentives for such persons to exert their best efforts for the success of our business.

Eligible participant. We may grant awards to employees, consultants and directors of our Company.

Maximum number of Class A Ordinary Shares. The overall limit on the number of underlying Shares pursuant to the 2019 Plan is 141,083,452 Class A Ordinary Shares, of which only up to 123,349,000 may be issued pursuant to awards granted in the form of options. As of June 30, 2022, the Company had granted awards in the form of options pursuant to the 2019 Plan representing a total of 55,576,200 underlying Class A Ordinary Shares (including those that have been exercised but excluding those that were terminated or lapsed and reverted to the award pool).

OTHER INFORMATION

<u>Duration.</u> Unless terminated earlier, the 2019 Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

<u>Outstanding options granted.</u> As of June 30, 2022, the number of underlying Shares pursuant to the outstanding options granted under the 2019 Plan amounted to 47,274,172 Class A Ordinary Shares, representing approximately 2.27% of the issued Shares as of the Latest Practicable Date. Of the 47,274,172 options, 43,364,172 have vested and 3,910,000 remain unvested as of June 30, 2022. As of June 30, 2022, we had conditionally granted options to 268 participants under the 2019 Plan. All the options under the 2019 Plan were granted between December 1, 2019 and January 1, 2021 (both days inclusive). The exercise price of all the options granted under the 2019 Plan is US$0.10 per Class A Ordinary Share.

As of June 30, 2022, no RSU or restricted share had been granted under the 2019 Plan.

Details of movements of share options granted under the 2019 Plan during the Reporting Period are as follows:

| | | | | | Number of share options | | | | |
Grantees	Dates of grant	Vesting period	Outstanding as at January 1, 2022	Granted during the Reporting Period	Cancelled during the Reporting Period	Lapsed during the Reporting Period	Exercised during the Reporting Period	Outstanding as at June 30, 2022	Exercise price (US$)
Directors									
Mr. SHEN Yanan	December 1, 2019	5 years	13,000,000	0	0	0	0	13,000,000	0.10
Mr. LI Tie	December 1, 2019	5 years	10,000,000	0	0	0	0	10,000,000	0.10
Senior management									
Mr. MA Donghui	December 1, 2019	5 years	8,000,000	0	0	0	0	8,000,000	0.10
Grantees other than Directors and senior management									
265 grantees, who are employees of our Group, in aggregate	Between December 1, 2019 to January 1, 2021	1-5 years	18,739,584	0	0	567,800	1,897,612	16,274,172	0.10

Notes:

(a) Save for Mr. SHEN Yanan and Mr. LI Tie who fall under category (i) "directors, chief executive or substantial shareholders of the Company, or their respective associates" of Rule 17.07 of the Listing Rules and whose grants under the 2019 Plan have been disclosed on an individual basis, all of the other grantees set out in the table fall under category (v) "all other participants" of Rule 17.07 of the Listing Rules.

(b) The exercise period of the options granted commences from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the 2019 Plan and the share option award agreement signed by the grantee.

(c) In respect of the options exercised during the Reporting Period, the weighted average closing price of the ADSs immediately before the date(s) on which the options were exercised was US$30.61.

OTHER INFORMATION

2.   **The 2020 Plan**

The 2020 Plan was adopted on July 9, 2020 and was amended on July 16, 2021 and July 27, 2021 to comply with Chapter 17 of the Listing Rules with effect from Listing. The principal terms of the 2020 Plan, as amended, are as described below.

Purpose. The purpose of the 2020 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

Eligible Persons. We may grant awards to directors, consultants, and employees of our Company.

Maximum number of Class A Ordinary Shares. The overall limit on the number of underlying Shares pursuant to the 2020 Plan is 165,696,625 Class A Ordinary Shares, of which only up to 138,473,500 may be issued pursuant to awards granted in the form of options. As of June 30, 2022, the Company had granted awards in the form of options and RSUs pursuant to the 2020 Plan representing a total of 51,519,886 underlying Class A Ordinary Shares (including those that have been exercised but excluding those that were terminated or lapsed and reverted to the award pool). Accordingly, the Company may grant further awards representing a total of 114,176,739 Class A Ordinary Shares pursuant to the 2020 Plan, of which only up to 86,953,614 may be issued pursuant to awards granted in the form of options.

Maximum entitlement of a grantee. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2020 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant.

Exercise price. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant.

Duration. Unless terminated earlier, the 2020 Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

OTHER INFORMATION

Outstanding options granted. As of June 30, 2022, the number of underlying Shares pursuant to the outstanding options granted under the 2020 Plan amounted to 30,774,400 Class A Ordinary Shares, representing approximately 1.48% of the issued Shares as of the Latest Practicable Date. Of the 30,774,400 options, 2,444,200 had vested and 28,330,200 remained unvested as of June 30, 2022. As of June 30, 2022, we had conditionally granted options to 1,655 participants under the 2020 Plan. All the options under the 2020 Plan were granted on January 1, 2021 and July 1, 2021. The exercise price of all the options granted under the 2020 Plan is US$0.10 per share.

As of June 30, 2022, the number of underlying Shares pursuant to the outstanding RSUs granted under the 2020 Plan amounted to 19,563,986 Class A Ordinary Shares, representing approximately 0.94% of the issued Shares as of the Latest Practicable Date. Of the 19,563,986 RSUs, none have vested and 19,563,986 remain unvested as of June 30, 2022.

As of June 30, 2022, we had conditionally granted RSUs to 1,246 participants under the 2020 Plan. The exercise price of all the RSUs granted under the 2020 Plan is US$0.10 per share.

Details of movements of share options and RSUs granted under the 2020 Plan during the Reporting Period are as follows:

					Number of share options				
Grantees	Dates of grant	Vesting period	Outstanding as at January 1, 2022	Granted during the Reporting Period	Cancelled during the Reporting Period	Lapsed during the Reporting Period	Exercised during the Reporting Period	Outstanding as at June 30, 2022	Exercise price (US$)
Director									
Mr. SHEN Yanan	December 1, 2021	5 years	2,000,000	0	0	0	0	2,000,000	0.10
Senior management									
Mr. MA Donghui	December 1, 2021	5 years	1,000,000	0	0	0	0	1,000,000	0.10
Grantees other than Director and senior management									
1,653 grantees, who are employees of our Group, in aggregate	January 1, 2021 and July 1, 2021	1-5 years	31,312,100	0	0	2,356,200	1,181,500	27,774,400	0.10

Notes:

(a) Save for Mr. SHEN Yanan who falls under category (i) "directors, chief executive or substantial shareholders of the Company, or their respective associates" of Rule 17.07 of the Listing Rules and whose grant under the 2020 Plan has been disclosed on an individual basis, all of the other grantees set out in the table fall under category (v) "all other participants" of Rule 17.07 of the Listing Rules.

(b) The exercise period of the options granted shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the 2020 Plan and the share option award agreement signed by the grantee.

(c) In respect of the options exercised during the Reporting Period, the weighted average closing price of the ADSs immediately before the date(s) on which the options were exercised was US$29.6.

OTHER INFORMATION

		Number of award shares				
Grantees in aggregate	Date of grant	Held at January 1, 2022	Granted during the Reporting period	Exercised during the Reporting Period	Lapsed during the Reporting Period	Held at June 30, 2022
Director						
Mr. LI Tie	January 1, 2022	0	2,000,000	0	0	2,000,000
Other grantees than Director, senior management and connected persons						
1,244 grantees, who are employees of our Group	January 1, 2022	0	20,327,200	0	2,771,800	17,555,400
1 grantee who is a consultant of our Group	July 1, 2021	8,586	0	0	0	8,586

3. **The 2021 Plan**

The following is a summary of the principal terms of the 2021 Plan of the Company as approved by the Board on March 8, 2021. The 2021 Plan does not involve the grant of any share options after Listing and is not subject to the provisions of Chapter 17 of the Listing Rules.

Purpose. The purpose of the 2021 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

Eligible participants. We may grant awards to directors, consultants, and employees of our company.

Maximum number of Class B Ordinary Shares. The maximum aggregate number of Class B Ordinary Shares which may be issued pursuant to all awards under the 2021 Plan is 108,557,400 Class B Ordinary Shares.

Exercise price. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant.

Duration. Unless terminated earlier, the 2021 Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

As of June 30, 2022, no restricted share has been granted under the 2021 Plan.

OTHER INFORMATION

4.   **CEO Award**

The overall limit on the number of underlying Shares pursuant to the 2021 Plan is 108,557,400 Class B Ordinary Shares.

On March 8, 2021, our Company granted an option to purchase 108,557,400 Class B Ordinary Shares to Mr. Li, our Chairman of the Board, executive Director and Chief Executive Officer, under the 2021 Plan. The date of expiration for the CEO Award was March 8, 2031.

The exercise price of the options was US$14.63 per share, which was the average per-share closing price of our ADSs, each representing two Class A Ordinary Shares, in the thirty trading days immediately prior to the grant date, as reported by the Nasdaq. The options were divided into six equal tranches of 18,092,900 each and subject to the same vesting conditions as the Performance Conditions described below.

On May 5, 2021, the Board resolved to change the form of CEO Award from options to an award of 108,557,400 Class B Ordinary Shares, or the CEO Award Shares. The CEO Award Shares were duly issued fully paid to Amp Lee Ltd. (a company legally and beneficially wholly-owned by Mr. Li) as registered legal and beneficial owner on May 5, 2021. On the same day, all of the options granted under the CEO Award (none of which vested or were exercised) were terminated and cancelled. Under the terms of the CEO Award, Mr. Li has agreed that the CEO Award Shares shall be held subject to certain restrictions, terms and conditions. Pursuant to a conversion notice submitted by Mr. Li to the Board dated July 26, 2021 and the written resolutions passed by the Board on July 27, 2021, all CEO Award Shares will be converted from Class B Ordinary Shares to Class A Ordinary Shares on one-to-one basis with effect immediately upon the Listing. For further details, please see the section headed "Directors and Senior Management-Grant of CEO Award" in the Prospectus.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Stock Exchange during the Reporting Period and up to the Latest Practicable Date.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

Below are the changes in Directors' information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of the 2021 Annual Report:

(1)   Mr. Zhao Hongqiang was appointed as an independent non-executive director of Gogox Holdings Limited (stock code: 2246) on August 13, 2021. Gogox Holdings Limited has been listed on the Stock Exchange since June 24, 2022; and

(2)   Prof. Xiao Xing resigned as an independent director of Bloomage Biotechnology Corporation Limited (stock code: 688363), a company listed on the Shanghai Stock Exchange, on April 26, 2022.

Save for the information disclosed herein, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

INTERIM DIVIDEND

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2022.

OTHER INFORMATION

USE OF PROCEEDS

(a) **Use of proceeds from the Global Offering**

On August 12, 2021, the Class A Ordinary Shares were listed on the Main Board of the Stock Exchange. The net proceeds from the global offering were HK$13.3 billion. As of the Latest Practicable Date, there has been no change in the intended use of net proceeds as previously disclosed in the section headed "Future Plans and Use of Proceeds" in the Prospectus. The Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes within 3 years.

As at June 30, 2022, the Group had utilized the net proceeds as set out in the table below:

Purpose	% of use of proceeds	Net proceeds (HK$ million)	Utilized amount for the year ended December 31, 2021 (HK$ million)	Unutilized amount as at December 31, 2021 (HK$ million)	Utilized amount for the six months ended June 30, 2022 (HK$ million)	Unutilized amount as at June 30, 2022 (HK$ million)
Fund the research and development of HPC BEV technologies, platforms, and future models, including to fund (a) the development of high C-rate battery, high-voltage platform, and ultra-fast charging technologies, (b) the development of our HPC BEV platforms, including Whale and Shark platforms, and (c) the development and launch of HPC BEV models planned for 2023	20%	2,653.5	–	2,653.5	–	2,653.5
Fund the research and development of intelligent vehicle and autonomous driving technologies, including to fund (a) the enhancement of intelligent vehicle systems, (b) the enhancement of the current Level 2 autonomous driving technology and the development of the Level 4 autonomous driving technology	15%	1,990.1	–	1,990.1	–	1,990.1
Fund the research and development of future EREV models, including to fund (a) the development of a next-generation EREV platform, and (b) the development and launch of a new EREV model planned for 2022 and two more planned for 2023	10%	1,326.8	–	1,326.8	–	1,326.8
Fund the expansion of production capacity	25%	3,316.9	–	3,316.9	1,945.7	1,371.2
Fund the expansion of retail stores and delivery and servicing centers	10%	1,326.8	160.7	1,166.1	266.3	899.8
Fund the roll-out of HPC network	5%	663.4	–	663.4	2.3	661.1
Fund marketing and promotion	5%	663.4	–	663.4	376.7	286.7
Working capital and other general corporate purposes to support our business operation and growth in the next 12 months	10%	1,326.7	–	1,326.7	1,326.7	–
Total	100%	13,267.6	160.7	13,106.9	3,917.7	9,189.2

OTHER INFORMATION

(b)   Use of proceeds from the US ATM Offering

As disclosed in the section headed "Business Review for the Reporting Period" in this interim report, on June 28, 2022 (U.S. Eastern Time), the Company announced the US ATM Offering to sell up to US$2,000,000,000 of ADSs, each representing two Class A Ordinary Shares. As disclosed in the announcement and the listing document of the Company dated June 29, 2022, the Company intends to use the net proceeds from the US ATM Offering for (i) research and development of next-generation electric vehicle technologies including technologies for BEVs, smart cabin, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes.

As of June 30, 2022, the Company had sold 414,310 ADSs representing 828,620 Class A ordinary Shares under the US ATM Offering raising gross proceeds of US$15.8 million and net proceeds of US$14.5 million, respectively, with the selling price ranging from US$38.00 per ADS to US$38.41 per ADS and average net selling price of US$38.14 per ADS. Considering the US ATM Offering was only launched two days before June 30, 2022, none of the net proceeds have been utilized as of June 30, 2022. To the extent that the net proceeds of the US ATM Offering are not immediately required for the above described purposes, the Company may hold such funds in bank deposits at authorized financial institutions.

QUALIFICATION REQUIREMENTS

On December 11, 2001, the State Council promulgated the FITE Regulations, which were amended on September 10, 2008, February 6, 2016 and April 7, 2022. According to the newly amended FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services, including Internet content provision services. The newly amended FITE Regulations which became effective on May 1, 2022 removed the Qualification Requirements for major foreign investors that hold equity interest in PRC companies conducting value-added telecommunication business set out in the previous FITE Regulations.

Beijing CLX, a Consolidated Affiliated Entity of the Company and a wholly-owned subsidiary of Beijing CHJ, one of the VIEs, operates the official website and the Li Auto App of the Company, through which the Company provides certain paid membership and other paid premium services to the owners of the vehicles manufactured by the Company. The said paid services constitute commercial value-added telecom business under the applicable PRC laws and thus a value-added telecommunication business operation license (the "**ICP License**") is required. The offer of paid membership and other paid premium services is conducted through and embedded in the Company's official website and the Li Auto App and therefore is inseparable from the operation of the website and the App. Under the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version), radio and television program production and operation of commercial internet culture activities are "prohibited" businesses for which foreign investment is not permitted. Beijing CLX creates and publishes video contents through the Company's official website, the Li Auto App and its WeChat mini program for marketing and promotional purposes. Beijing CLX has obtained a License for Production and Operation of Radio and TV Programs and an Internet Culture Operating License as required by PRC laws.

The creation and publication of video content is inseparable from each other and from the operation of the Company's official website and the Li Auto App. Further, as set out above, the offer of paid membership and other paid premium services is conducted through and embedded in the Company's official website and the Li Auto App and therefore is inseparable from the operation of the website and the App. Beijing CLX, being the entity licensed with the ICP License, the License for Production and Operation of Radio and TV Programs and the Internet Culture Operating License, carries out these said workstreams.

OTHER INFORMATION

According to our consultations with an officer of the MIIT in July 2021, the officer confirmed that in the case of our Company, the MIIT would not issue an ICP License to our Consolidated Affiliated Entity if it becomes a foreign investment entity and its foreign investor meets the Qualification Requirements. As confirmed by our PRC Legal Advisor, (i) the MIIT is the issuing authority for applications of ICP licenses by Sino-foreign equity joint ventures and wholly-owned foreign investment entities; and (ii) the official duties of the interviewed official include the formulation of regulatory policies in, and the regulation of, value-added telecommunication services (including the regulatory policies on applications for ICP licenses from Sino-foreign equity joint ventures and wholly-owned foreign investment entities) in the PRC. In light of the foregoing, our PRC Legal Advisor is of the view that the officer interviewed is a competent person to give the above confirmation. On the basis of the above, we are of the view that as of the Latest Practicable Date, the Contractual Arrangements are narrowly tailored and we are therefore required to carry out our value-added telecommunication services through the Contractual Arrangements.

We will make periodic inquiries to relevant PRC government authorities to understand any new regulatory development and continuously assess our business conducted through the Contractual Arrangements, with a view to unwinding the Contractual Arrangements wholly or partially as and when practicable and permissible under the PRC laws. We will closely monitor and assess any development of PRC laws and regulations, and will, as applicable and when necessary, disclose any updates to our plans in response to the regulatory developments in our annual and interim reports to inform Shareholders and other investors.

Further details of the Contractual Arrangements, the risks relating to the Contractual Arrangements, the relevant PRC laws and regulations and the material terms of the Contractual Arrangements are set out in the Prospectus.

MATERIAL LITIGATION

Save as disclosed in this interim report, the Company was not involved in any material litigation or arbitration during the six months ended June 30, 2022. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the six months ended June 30, 2022.

APPROVAL OF INTERIM REPORT

The interim report and the unaudited interim condensed consolidated results of the Group for the six months ended June 30, 2022 were approved and authorised for issue by the Board on August 29, 2022.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of Li Auto Inc.
(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 30 to 93, which comprises the condensed consolidated balance sheet of Li Auto Inc. (the "Company"), its consolidated subsidiaries, its consolidated variable interest entities ("VIEs") and VIEs' subsidiaries (together, the "Group") as at 30 June 2022 and the condensed consolidated statement of comprehensive (loss)/income, the condensed consolidated statement of changes in shareholders' equity and the condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong
August 15, 2022

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Notes	As of December 31, 2021 RMB	As of June 30, 2022 RMB	US$ Note 2(e)
ASSETS				
Current assets:				
Cash and cash equivalents	2 (f)	27,854,224	**33,888,442**	**5,059,411**
Restricted cash	2 (f)	2,638,840	**3,206,578**	**478,729**
Time deposits and short-term investments	2 (g)	19,668,239	**16,553,080**	**2,471,310**
Trade receivable, net of allowance for credit losses of RMB467, and RMB206 as of December 31, 2021 and June 30, 2022, respectively	5	120,541	**81,773**	**12,208**
Inventories	6	1,617,890	**3,006,695**	**448,888**
Prepayments and other current assets, net of allowance for credit losses of RMB2,192, and RMB5,154 as of December 31, 2021 and June 30, 2022, respectively	7	480,680	**1,149,869**	**171,671**
Total current assets		52,380,414	**57,886,437**	**8,642,217**
Non-current assets:				
Long-term investments	12	156,306	**709,121**	**105,869**
Property, plant and equipment, net	8	4,498,269	**7,367,707**	**1,099,970**
Operating lease right-of-use assets, net	10	2,061,492	**3,117,056**	**465,364**
Intangible assets, net	9	751,460	**801,940**	**119,726**
Deferred tax assets		19,896	**11,652**	**1,740**
Other non-current assets, net of allowance for credit losses of RMB3,757, and RMB4,962 as of December 31, 2021 and June 30, 2022, respectively	11	1,981,076	**2,593,042**	**387,131**
Total non-current assets		9,468,499	**14,600,518**	**2,179,800**
Total assets		61,848,913	**72,486,955**	**10,822,017**
LIABILITIES				
Current liabilities:				
Short-term borrowings	13	37,042	**387,346**	**57,829**
Trade and notes payable	14	9,376,050	**13,090,146**	**1,954,307**
Amounts due to related parties	26	37,455	**6,176**	**922**
Deferred revenue, current	17	305,092	**346,306**	**51,702**
Operating lease liabilities, current	10	473,245	**567,559**	**84,734**
Accruals and other current liabilities	15	1,879,368	**3,414,526**	**509,777**
Total current liabilities		12,108,252	**17,812,059**	**2,659,271**

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Notes	As of December 31, 2021 RMB	As of June 30, 2022 RMB	US$ Note 2(e)
Non-current liabilities:				
Long-term borrowings	13	5,960,899	**8,040,405**	**1,200,401**
Deferred revenue, non-current	17	389,653	**548,272**	**81,855**
Operating lease liabilities, non-current	10	1,369,825	**1,712,981**	**255,741**
Deferred tax liabilities		153,723	**122,430**	**18,278**
Other non-current liabilities		802,259	**1,599,082**	**238,736**
Total non-current liabilities		8,676,359	**12,023,170**	**1,795,011**
Total liabilities		20,784,611	**29,835,229**	**4,454,282**
Commitments and contingencies	25			
SHAREHOLDERS' EQUITY				
Class A Ordinary Shares				
(US$0.0001 par value; 4,500,000,000 shares authorized, 1,709,903,330 shares issued and 1,573,750,346 shares outstanding as of December 31, 2021 and 4,500,000,000 shares authorized, 1,710,731,950 shares issued and 1,576,829,458 shares outstanding as of June 30, 2022)	20	1,176	**1,176**	**176**
Class B Ordinary Shares				
(US$0.0001 par value; 500,000,000 shares authorized, 355,812,080 shares issued and outstanding as of December 31, 2021 and June 30, 2022)	20	235	**235**	**35**
Treasury Shares		(89)	**(86)**	**(13)**
Additional paid-in capital		49,390,486	**50,338,059**	**7,515,274**
Accumulated other comprehensive loss		(1,521,871)	**(548,779)**	**(81,931)**
Accumulated deficit		(6,805,635)	**(7,434,467)**	**(1,109,937)**
Total Li Auto Inc. shareholders' equity		41,064,302	**42,356,138**	**6,323,605**
Noncontrolling interests		–	**295,588**	**44,130**
Total shareholders' equity		41,064,302	**42,651,726**	**6,367,735**
Total liabilities and shareholders' equity		61,848,913	**72,486,955**	**10,822,017**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,		
		2021	2022	
	Notes	RMB	RMB	US$
				Note 2(e)
Revenues:				
Vehicle sales		8,366,968	**17,792,221**	**2,656,309**
Other sales and services		247,185	**502,436**	**75,012**
Total revenues	16	8,614,153	**18,294,657**	**2,731,321**
Cost of sales:				
Vehicle sales		(6,867,603)	**(13,907,185)**	**(2,076,288)**
Other sales and services		(177,037)	**(345,317)**	**(51,554)**
Total cost of sales		(7,044,640)	**(14,252,502)**	**(2,127,842)**
Gross profit		1,569,513	**4,042,155**	**603,479**
Operating expenses:				
Research and development	18	(1,167,938)	**(2,905,606)**	**(433,796)**
Selling, general and administrative	19	(1,345,201)	**(2,528,080)**	**(377,432)**
Total operating expenses		(2,513,139)	**(5,433,686)**	**(811,228)**
Loss from operations		(943,626)	**(1,391,531)**	**(207,749)**
Other (expense)/income				
Interest expense		(34,323)	**(31,310)**	**(4,674)**
Interest income and investment income, net		410,994	**412,536**	**61,590**
Others, net		30,688	**384,398**	**57,389**
Loss before income tax expense		(536,267)	**(625,907)**	**(93,444)**
Income tax expense	23	(59,189)	**(26,005)**	**(3,882)**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,		
		2021	**2022**	
	Notes	RMB	**RMB**	**US$**
				Note 2(e)
Net loss		(595,456)	**(651,912)**	**(97,326)**
Less: Net loss attributable to noncontrolling interests		–	**(23,080)**	**(3,446)**
Net loss attributable to ordinary shareholders of Li Auto Inc.		(595,456)	**(628,832)**	**(93,880)**
Weighted average number of ordinary shares used in				
computing net loss per share	21			
Basic		1,809,695,350	**1,930,269,050**	**1,930,269,050**
Diluted		1,809,695,350	**1,930,269,050**	**1,930,269,050**
Net loss per share attributable to ordinary shareholders	21			
Basic		(0.33)	**(0.33)**	**(0.05)**
Diluted		(0.33)	**(0.33)**	**(0.05)**
Net loss		(595,456)	**(651,912)**	**(97,326)**
Other comprehensive (loss)/income				
Foreign currency translation adjustment		(198,585)	**973,092**	**145,279**
Total other comprehensive (loss)/income		(198,585)	**973,092**	**145,279**
Total comprehensive (loss)/income		(794,041)	**321,180**	**47,953**
Less: Net loss attributable to noncontrolling interests		–	**(23,080)**	**(3,446)**
Comprehensive (loss)/income attributable to ordinary				
shareholders of Li Auto Inc.		(794,041)	**344,260**	**51,399**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Noncontrolling Interests	Total Shareholders' Equity
	Number of Shares	Amount	Number of Shares	Amount	Shares	Amount					
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	1,453,476,230	1,010	355,812,080	235	–	–	37,289,761	(1,005,184)	(6,482,225)	–	29,803,597
Cumulative effect of adoption of credit loss guidance *(Note 2(h))*	–	–	–	–	–	–	–	–	(1,955)	–	(1,955)
Issuance of ordinary shares as treasury shares	34,000,000	22	108,557,400	70	(142,557,400)	(92)	70	–	–	–	70
Exercise of share options	–	–	–	–	1,042,422	–	678	–	–	–	678
Share-based compensation	–	–	–	–	–	–	353,319	–	–	–	353,319
Foreign currency translation adjustment	–	–	–	–	–	–	–	(198,585)	–	–	(198,585)
Net loss	–	–	–	–	–	–	–	–	(595,456)	–	(595,456)
Balance as of June 30, 2021	1,487,476,230	1,032	464,369,480	305	(141,514,978)	(92)	37,643,828	(1,203,769)	(7,079,636)	–	29,361,668
Balance as of December 31, 2021	1,709,903,330	1,176	355,812,080	235	(136,152,984)	(89)	49,390,486	(1,521,871)	(6,805,635)	–	41,064,302
Exercise of share options	–	–	–	–	3,079,112	3	2,014	–	–	–	2,017
Share-based compensation	–	–	–	–	–	–	945,559	–	–	–	945,559
Foreign currency translation adjustment	–	–	–	–	–	–	–	973,092	–	–	973,092
Capital injection by noncontrolling interests	–	–	–	–	–	–	–	–	–	318,668	318,668
Net loss	–	–	–	–	–	–	–	–	(628,832)	(23,080)	(651,912)
Balance as of June 30, 2022	**1,709,903,330**	**1,176**	**355,812,080**	**235**	**(133,073,872)**	**(86)**	**50,338,059**	**(548,779)**	**(7,434,467)**	**295,588**	**42,651,726**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Notes	2021 RMB	2022 RMB	2022 US$ Note 2(e)
			For the Six Months Ended June 30,	
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss		(595,456)	**(651,912)**	**(97,326)**
Adjustments to reconcile net loss to net cash provided by operating activities:				
Depreciation and amortization		225,391	**405,349**	**60,517**
Share-based compensation expenses	22	353,319	**945,559**	**141,168**
Foreign exchange loss		65,358	**2,140**	**319**
Unrealized investment loss		39,338	**16,090**	**2,402**
Interest expense		32,091	**12,173**	**1,817**
Share of loss of equity method investees		642	**(410)**	**(61)**
Impairment loss related to the property, plant and equipment		26,718	**–**	**–**
Allowance for credit losses	19	884	**3,906**	**583**
Deferred income tax, net	23	59,189	**(23,049)**	**(3,441)**
Loss on disposal of property, plant and equipment		19,843	**53,802**	**8,032**
Changes in operating assets and liabilities:				
Prepayments and other current assets		(247,703)	**(398,601)**	**(59,510)**
Inventories		(95,196)	**(1,438,620)**	**(214,780)**
Operating lease right-of-use assets		(282,606)	**(344,861)**	**(51,486)**
Operating lease liabilities		303,488	**437,470**	**65,313**
Other non-current assets		(325,776)	**(340,923)**	**(50,898)**
Trade receivable		(4,389)	**38,129**	**5,693**
Deferred revenue		147,706	**(227,799)**	**(34,009)**
Trade and notes payable		1,878,611	**3,336,217**	**498,081**
Amounts due to related parties		(13,638)	**(31,280)**	**(4,670)**
Accruals and other current liabilities		576,383	**647,221**	**96,628**
Other non-current liabilities		169,773	**522,575**	**78,018**
Net cash provided by operating activities		2,333,970	**2,963,176**	**442,390**
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment and intangible assets		(781,619)	**(1,972,743)**	**(294,523)**
Disposal of property, plant and equipment		–	**704**	**105**
Purchase of long-term investments		–	**(650,305)**	**(97,088)**
Placement of time deposits		(797,268)	**–**	**–**
Redemption of time deposits		129,643	**514,242**	**76,774**
Placement of short-term investments		(166,520,607)	**(31,713,590)**	**(4,734,714)**
Redemption of short-term investments		163,927,277	**34,682,250**	**5,177,924**
Cash paid related to acquisition of Chongqing Zhizao Automobile Co., Ltd. ("Chongqing Zhizao"), net of cash acquired		(67,580)	**–**	**–**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

			For the Six Months Ended June 30,	
		2021	2022	2022
	Notes	RMB	RMB	US$
				Note 2(e)
Cash paid related to acquired insurance agent license		–	(36,825)	(5,498)
Net cash (used in)/provided by investing activities		(4,110,154)	823,733	122,980
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issuance of convertible debt	13	5,533,238	–	–
Proceeds from exercise of share options		454	3,692	551
Proceeds from borrowings		–	1,861,916	277,977
Payment of borrowings		–	(24,925)	(3,721)
Payment of issuance costs		–	(837)	(125)
Capital injection from noncontrolling interest		–	90,000	13,437
Proceeds from issuance of ordinary shares		70	–	–
Net cash provided by financing activities		5,533,762	1,929,846	288,118
Effect of exchange rate changes on cash and cash equivalents and restricted cash		(103,039)	885,201	132,157
Net increase in cash, cash equivalents and restricted cash		3,654,539	6,601,956	985,645
Cash, cash equivalents and restricted cash at beginning of the period		10,172,519	30,493,064	4,552,495
Cash, cash equivalents and restricted cash at end of the period		13,827,058	37,095,020	5,538,140
Supplemental schedule of non-cash investing and financing activities				
Payable related to purchase of property, plant and equipment		(191,721)	(1,764,993)	(263,507)
Notes receivable related to the secured borrowing	13	–	299,106	44,655
Property, plant and equipment and other assets related to capital injection by noncontrolling interest shareholders		–	228,668	34,139

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS

(a)   Principal activities

Li Auto Inc. ("Li Auto", or the "Company") was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and the consolidated variable interest entities (the "VIEs") and the VIEs' subsidiaries (collectively, the "Group"), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People's Republic of China (the "PRC").

(b)   History of the Group and basis of presentation for the Reorganization

Prior to the incorporation of the Company and starting in April 2015, the Group's business was carried out under Beijing CHJ Information Technology Co., Ltd. (or "Beijing CHJ") and its subsidiaries. Concurrently with the incorporation of the Company in April 2017, Beijing CHJ, through one of its wholly-owned subsidiaries, entered into a shareholding entrustment agreement with the management team (the legal owners of the Company at that time) to obtain full control over the Company (the "Cayman Shareholding Entrustment Agreement"). In the same year, the Company set up its subsidiaries Leading Ideal HK Limited ("Leading Ideal HK"), Beijing Co Wheels Technology Co., Ltd. ("Wheels Technology" or "WOFE"), and a consolidated VIE, Beijing Xindian Transport Information Technology Co., Ltd. ("Xindian Information"). The Company, together with its subsidiaries and the VIE, were controlled and consolidated by Beijing CHJ prior to the reorganization.

The Group underwent a reorganization (the "2019 Reorganization") in July 2019. The major reorganization steps are described as follows:

- Beijing CHJ terminated the Cayman Shareholding Entrustment Agreement, and concurrently the WOFE entered into contractual agreements with Beijing CHJ and its legal shareholders so that Beijing CHJ became a consolidated VIE of the WOFE;

- the Company issued ordinary shares and Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 convertible redeemable preferred shares to shareholders of Beijing CHJ in exchange for respective equity interests that they held in Beijing CHJ immediately before the 2019 Reorganization.

All 2019 Reorganization related contracts were signed by all relevant parties on July 2, 2019, and all administrative procedures of the 2019 Reorganization, including but not limited to remitting share capital of Beijing CHJ overseas for reinjecting into the Company were completed by December 31, 2019.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(b)   History of the Group and basis of presentation for the Reorganization (Continued)

As the shareholdings in the Company and Beijing CHJ were with a high degree of common ownership immediately before and after the 2019 Reorganization, even though no single investor controlled Beijing CHJ or Li Auto, the transaction of the 2019 Reorganization was determined to be a recapitalization with lack of economic substance, and was accounted for in a manner similar to a common control transaction. Consequently, the financial information of the Group is presented on a carryover basis for all periods presented. The number of outstanding shares in the unaudited condensed consolidated balance sheets, the unaudited condensed consolidated statements of changes in shareholders' equity, and per share information including the net loss per share have been presented retrospectively as of the beginning of the earliest period presented on the unaudited condensed consolidated financial statements to be comparable with the final number of shares issued in the 2019 Reorganization. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the 2019 Reorganization have been presented retrospectively as of the beginning of the earliest period presented in the unaudited condensed consolidated financial statement or the original issue date, whichever is later, as if such shares were issued by the Company when the Group issued such interests.

In preparation for the Listing on the main board of the Stock Exchange of Hong Kong Limited ("HKEx"), the Group underwent reorganization of its corporate structure (the "2021 Reorganization") in the second quarter of 2021. The major reorganization steps are described as follows:

*   In accordance with the requirements under the Listing Decision LD43-3 of HKEx to the extent practicable, the Company underwent reorganization of the holding structure of its onshore subsidiaries and consolidated affiliated entities. The 2021 Reorganization mainly involved changing certain consolidated affiliated entities controlled through contractual arrangements to wholly owned or partly-owned subsidiaries of the Company, to the extent permitted under the relevant PRC laws and regulations. Please refer to Note 1 (b) (i) and (ii).

*   In April, 2021, the certain new contractual arrangements were entered into to replace the original contractual arrangements in place before the completion of 2021 Reorganization.

The transactions of 2021 Reorganization was accounted for a common control transaction within the Group. The financial information of the Group at the consolidation level does not have a material impact accordingly.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(b) History of the Group and basis of presentation for the Reorganization (Continued)

For the six months ended June 30, 2022, Beijing CHJ transferred its equity interest of Chongqing Lixiang Automobile to Leading Ideal HK's subsidiary. Consequently, Chongqing Lixiang Automobile became a wholly owned subsidiary of the Company. The transaction was accounted for a common control transaction within the Group. The financial information of the Group at the consolidation level does not have a material impact accordingly.

The Group's unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIEs' subsidiaries.

As of June 30, 2022, the Company's principal subsidiaries, the consolidated VIEs and the VIEs' subsidiaries are as follows:

	Equity Interest Held	Date of Incorporation or Date of Acquisition	Place of Incorporation	Principal Activities	Notes
Subsidiaries					
Leading Ideal HK Limited ("Leading Ideal HK")	100%	May 15, 2017	Hong Kong, China	Investment holding	
Beijing Co Wheels Technology Co., Ltd. ("Wheels Technology")	100%	December 19, 2017	Beijing, PRC	Technology development and corporate management	
Beijing Leading Automobile Sales Co., Ltd. ("Beijing Leading")	100%	August 6, 2019	Beijing, PRC	Sales and after sales management	
Jiangsu Xindian Interactive Sales and Services Co., Ltd. ("Jiangsu XD")	100%	May 08, 2017	Changzhou, PRC	Sales and after sales management	(i)
Jiangsu CHJ Automobile Co., Ltd. ("Jiangsu CHJ")	100%	June 23, 2016	Changzhou, PRC	Purchase of manufacturing equipment	(i)
Lixiang Zhizao Automobile Sales & Services (Beijing) Co., Ltd	100%	July 13, 2018	Beijing, PRC	Sales and after sales management	(i)
Lixiang Zhixing Automobile Sales & Services (Shanghai) Co., Ltd	100%	April 12, 2019	Shanghai, PRC	Sales and after sales management	(i)
Lixiang Zhizao Automobile Sales & Services (Chengdu) Co., Ltd	100%	July 9, 2018	Chengdu, PRC	Sales and after sales management	(i)
Chongqing Lixiang Automobile Co., Ltd. ("Chongqing Lixiang Automobile")	100%	October 11, 2019	Chongqing, PRC	Manufacturing of automobile	(ii)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(b) History of the Group and basis of presentation for the Reorganization (Continued)

	Equity Interest Held	Date of Incorporation or Date of Acquisition	Place of Incorporation	Principal Activities	Notes
Suzhou Sike Semiconductor Limited ("Sike")	70%	March 23, 2022	Suzhou, PRC	Manufacturing of semiconductor and related material	(iii)
Sichuan Li Xinchen Technology Co, Ltd ("Sichuan Li Xinchen")	51%	October 22, 2021	Mianyang, PRC	Manufacturing and sales of range extender engines and parts	(iv)

	Date of Incorporation	Place of Incorporation	Principal Activities	Notes
The VIEs				
Beijing CHJ Information Technology Co., Ltd. ("Beijing CHJ")	April 10, 2015	Beijing, PRC	Technology development	
Beijing Xindian Transport Information Technology Co., Ltd. ("Xindian Information")	March 27, 2017	Beijing, PRC	Technology development	

Notes:

(i)   All the subsidiaries were the VIE's subsidiaries before the 2021 Reorganization.

(ii)   Upon the completion of 2021 Reorganization, Beijing CHJ and Leading Ideal HK's subsidiary each held 50% of equity interest of Chongqing Lixiang Automobile which was previously a wholly owned subsidiary of Beijing CHJ. For the six months ended June 30, 2022, Beijing CHJ transferred its equity interest of Chongqing Lixiang Automobile to Leading Ideal HK's subsidiary. Consequently, Chongqing Lixiang Automobile became a wholly owned subsidiary of the Company.

(iii)   In December 2021, the Group entered into an investment agreement with Hunan San'an Semiconductor Co. LTD ("San'an" or "noncontrolling interest shareholder") relating to the formation of Suzhou Sike Semiconductor Limited ("Sike"). According to the investment agreement, the Group has a 70% equity and controlling interest in Sike. In April 2022, Sike received a capital contribution of RMB90,000 from the noncontrolling interest shareholder and completed the necessary legal procedures, therefore, Sike became a partially owned subsidiary of the Group.

(iv)   On August 27, 2021, Beijing CHJ entered into an investment agreement with Mianyang Xinchen("Xinchen"), a wholly owned subsidiary of Xinchen China Power Holdings Limited, relating to the formation of Sichuan Li Xinchen Technology Co., Ltd ("Sichuan Li Xinchen") in Mianyang, Sichuan Province, China. According to the investment agreement, Beijing CHJ has a 51% equity interest in Sichuan Li Xinchen and has the right to nominate three board members (out of five), therefore, providing Beijing CHJ with a controlling interest over Sichuan Li Xinchen. In June 2022, Sichuan Li Xinchen received a capital contribution of RMB228,668 with long-lived assets from Xinchen and completed the necessary legal procedures, therefore, Sichuan Li Xinchen became a partially owned subsidiary of the Group.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(c) **Impact of the COVID-19**

Due to the COVID-19 pandemic and the related nationwide precautionary and control measures that were adopted in China starting in January 2020, the Company postponed the production in its Changzhou manufacturing facility after the Chinese New Year holiday in February 2020, and also experienced short term delays in the suppliers' delivery of certain raw materials needed for production. As a result of varying levels of travel and other restrictions for public health concerns in various regions of China, the Group also temporarily postponed the delivery of Li ONE to customers. Following this temporary closure in February 2020, the Group reopened the retail stores and delivery and servicing centers and have resumed vehicle delivery to customers. Subsequent to March 31, 2020, the Group continuously increased their production capacity and delivery to normal level as the Group had recovered from the adverse impact of COVID-19 across China until the third quarter of 2021.

Since October 2021, the supply of semiconductor chips used for automotive manufacturing has experienced a global shortage following the disruption to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies. For example, due to the COVID-19 pandemic in Malaysia, the production of chips dedicated for the Group's millimeter-wave radar supplier had been severely hampered, and the production and deliveries for the third quarter of 2021 had been adversely affected. Subsequent to December, 2021, the Group gradually resumed normal vehicle production by continuing to obtain the chips or other semiconductor components at a reasonable cost from multiple sources. The Group concluded that there would be no material impact on the Group's long-term forecast.

In late March and April 2022, the COVID-19 resurgence in the Yangtze Delta region of China caused renewed and severe industry-wide disruptions in supply chain, logistics and production. The Group's Changzhou manufacturing base is located in the center of the Yangtze Delta region, which is home to over 80% of the Group's parts suppliers, especially in Shanghai and Kunshan. Certain suppliers in Shanghai and Kunshan temporarily terminated the production or delivery of their products completely, resulting in the Group unable to maintain adequate inventory for production demand. This had a material adverse impact on production in April 2022, resulting in delayed deliveries for customers. The Group has been working with vendors to restore production capacity with the objective to shorten the delivery waiting time for Li ONE customers. Despite the significant ongoing industry-wide parts supply chain challenges resulting from the COVID-19 pandemic, the Group's production and delivery of vehicles gradually began to resume and sustain pre-pandemic levels beginning in May 2022.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with US GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company's financial position as of December 31, 2021 and June 30, 2022, results of operations and cash flows for the six months ended June 30, 2021 and 2022. The consolidated balance sheet at December 31, 2021 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by US GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2021. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

(b)   Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs' subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the "Board"); to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant transactions and balances between the Company, its subsidiaries, the VIEs and the VIEs' subsidiaries have been eliminated upon consolidation. The noncontrolling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group's unaudited condensed consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the valuation of share-based compensation arrangements, fair value of investments and derivative instruments, fair value of warrant liabilities and derivative liabilities, useful lives of property, plant and equipment, useful lives of intangible assets, assessment for impairment of long-lived assets and intangible assets with indefinite lives, the provision for credit losses of financial assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, product warranties, determination of vendor rebates, assessment of variable lease payments, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(d) Functional currency and foreign currency translation

The Group's reporting currency is the Renminbi ("RMB"). The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is United States dollars ("US$"). The functional currencies of the other subsidiaries, the VIEs and the VIEs' subsidiaries are their respective local currencies ("RMB"). The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the unaudited condensed consolidated statements of comprehensive (loss)/income.

The financial statements of the Group's entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the unaudited condensed consolidated statements of comprehensive (loss)/income, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) in the unaudited condensed consolidated statements of shareholders' equity. Total foreign currency translation adjustment loss was RMB198,585 for the six months ended June 30, 2021 and the foreign currency translation adjustment income was RMB973,092 for the six months ended June 30, 2022 respectively.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)   Convenience translation

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive (loss)/income and unaudited condensed consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.6981, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2022, or at any other rate.

(f)   Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of December 31, 2021 and June 30, 2022, the Group had cash held in accounts managed by online payment platforms such as China Union Pay in connection with the collection of vehicle sales for a total amount of RMB33,540 and RMB59,635, respectively, which have been classified as cash and cash equivalents on the unaudited condensed consolidated balance sheets.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the unaudited condensed consolidated balance sheets and is not included in the total cash and cash equivalents in the unaudited condensed consolidated statements of cash flows. The Group's restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of letter of credit, bank guarantee and bank acceptance bill; (b) the deposits held in designated bank accounts for security of the repayment of the notes payable (Note 14).

Cash, cash equivalents and restricted cash as reported in the unaudited condensed consolidated statements of cash flows are presented separately on our unaudited condensed consolidated balance sheets as follows:

	As of December 31, 2021	As of June 30, 2022
Cash and cash equivalents	27,854,224	33,888,442
Restricted cash	2,638,840	3,206,578
Total cash, cash equivalents and restricted cash	30,493,064	37,095,020

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)   Time deposits and short-term investments

Time deposits are those balances placed with the banks with original maturities longer than three months but less than one year.

Short-term investments are investments in financial instruments with variable interest rates. These financial instruments have maturity dates within one year and are classified as short-term investments. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices of similar financial products provided by financial institutions at the end of each period. Changes in the fair value are reflected in the unaudited condensed consolidated statements of comprehensive (loss)/income as "Interest income and investment income, net."

(h)   Trade receivables and current expected credit losses

Trade receivable primarily include amounts of vehicle sales related to government subsidies to be collected from the government on behalf of customers. The Group provides an allowance against trade receivable based on the expected credit loss approach (see below) and writes off trade receivable when they are deemed uncollectible. No material allowance for credit loss on trade receivable was recognized for the six months ended June 30, 2021 and 2022.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses, which introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables and net investments in leases. The Group assessed that trade receivable, other current assets, and other non-current assets are within the scope of ASC 326. The Group has identified the relevant risk characteristics of trade receivables, other current assets, and other non-current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics, the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, etc. Other key factors that influence the expected credit loss analysis include industry-specific factors that could impact the credit quality of the Group's receivables. This is assessed at each quarter based on the Group's specific facts and circumstances. All forward looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group's control. Considering the macroeconomic and market turmoil caused by COVID-19, the Group is continuously monitoring data and trends and took the latest available information into consideration.

The Group adopted ASC 326 and several associated ASUs on January 1, 2021 using a modified retrospective approach with a cumulative effect recorded as an increase of accumulated deficit in the amount of RMB1,955. As of January 1, 2021, upon the adoption, the expected credit loss provisions for the current assets and non-current assets were RMB972 and RMB983, respectively. For the six months ended June 30, 2021 and 2022, the Group recorded RMB884 and RMB3,906 in expected credit losses in selling, general and administrative expenses, respectively. As of December 31, 2021 and June 30, 2022, the expected credit loss reserves recorded in current assets were RMB2,659 and RMB5,360, and recorded in non-current assets were RMB3,757 and RMB4,962, respectively.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)   Trade receivables and current expected credit losses (Continued)

The Group typically does not carry significant trade receivable related to vehicle sales and related sales as customer payments are due prior to vehicle delivery, except for amounts of vehicle sales in relation to government subsidies to be collected from the government on behalf of customers. Other current assets and other non-current assets primarily consist of other receivables and deposits. The following table summarizes the activity in the allowance for credit losses related to trade receivable, other current assets and other non-current assets for the six months ended June 30, 2021 and 2022:

	For the Six Months Ended June 30,	
	2021	2022
Balance as of the beginning of the period	1,955	6,416
Provisions	1,142	5,832
Reversal	(258)	(1,926)
Balance as of the end of the period	2,839	10,322

(i)   Derivative instruments

Derivative instruments are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets in either other current or non-current assets or other current liabilities or non-current liabilities depending upon maturity and commitment. Changes in the fair value of derivatives are either recognized periodically in the unaudited condensed consolidated statements of comprehensive (loss)/income or in other comprehensive income/(loss) depending on the use of the derivatives and whether they qualify for hedge accounting.

The Group selectively uses financial instruments to manage market risk associated with exposure to fluctuations in foreign currency rates with foreign exchange forwards and option contracts. These financial exposures are monitored and managed by the Group as an integral part of its risk management program. The Group does not engage in derivative instruments for speculative or trading purposes. The Group's derivative instruments are not qualified for hedge accounting, thus changes in fair value are recognized in "Interest income and investment income, net" in the unaudited condensed consolidated statements of comprehensive (loss)/income. The cash flows of derivative financial instruments are classified in the same category as the cash flows from the items subject to the economic hedging relationships. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Derivative instruments are presented as net if rights of setoff exist, with all of the following conditions met: (a) each of two parties owes the other determinable amounts; (b) the reporting party has the right to set off the amount owed with the amount owed by the other party; (c) the reporting party intends to set off; and (d) the right of setoff is enforceable at law.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Derivative instruments (Continued)

The Group did not have any outstanding derivative account balances instruments as of June 30, 2022 due to related maturities prior to December 31, 2021. The Group recorded fair value gain of RMB55,069 and nil in Interest income and investment income, net on the unaudited condensed consolidated statement of comprehensive loss for the six months ended June 30, 2021 and 2022, respectively.

(j) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. No inventory write downs were recognized for the six months ended June 30, 2021 and 2022.

(k) Product warranties

The Group provides product warranties on all new vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group's relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued and other current liabilities while the remaining balance is included within other non-current liabilities in the unaudited condensed consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the unaudited condensed consolidated statements of comprehensive (loss)/income. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group's suppliers and the amount of the recovery is virtually certain.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Product warranties (Continued)

The accrued warranty activity consists of the following:

	For the Six Months Ended June 30,	
	2021	2022
Accrued warranty at beginning of the period	233,366	842,345
Warranty cost incurred	(8,351)	(21,430)
Provision for warranty	210,445	319,169
Accrued warranty at end of the period	435,460	1,140,084
Including: Accrued warranty, current	94,100	147,518
Accrued warranty, non-current	341,360	992,566

(l) Convertible debt

The Group recognized convertible debt issued in 2021 in the long-term borrowings on the unaudited condensed consolidated balance sheets.

In August 2020, the FASB issued ASU 2020-06 Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40)(the "ASU 2020-06"). The Group determined to early adopt ASU 2020-06 from January 1, 2021. Since the ASU 2020-06 amended the guidance on convertible debt instruments by removing accounting models for the instruments with beneficial conversion features and cash conversion features. Accordingly, there is no need to consider beneficial conversion feature or cash conversion features for the convertible debt.

The Group assessed the convertible debt under ASC 815 and concluded that:

(i) Since the conversion option is considered indexed to the Company's own stock and classified in shareholders' equity, bifurcation of conversion option from the convertible debt is not required as the scope exception prescribed in ASC 815-10-15-74 is met.

(ii) The repurchase option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation.

(iii) The Group presented the issuance costs of debt as a direct deduction from the related debt during the periods presented and subsequently amortized as interest expense over the contractual life.

(iv) The related accretion is recorded as interest expense in the unaudited condensed consolidated statement of comprehensive income over the estimated term using the effective interest method.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)   Revenue recognition

The Group launched the first volume manufactured extended-range electric vehicle, Li ONE, to the public in October 2018 and started making deliveries to customers in the fourth quarter of 2019. The Group released the 2021 Li ONE in May 2021, which is upgraded version of Li ONE and terminated the production of the first model Li ONE in May, 2021(Note 8). Revenues of the Group are primarily derived from sales of vehicle, along with multiple distinct performance obligations within each sale of vehicle, as well as the sales of Li Plus Membership.

The Group adopted ASC 606, Revenue from Contracts with Customers, on January 1, 2018 by applying the full retrospective method.

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

•   provides all of the benefits received and consumed simultaneously by the customer;

•   creates and enhances an asset that the customer controls as the Group performs; or

•   does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity's performance and the customer's payment.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)   Revenue recognition (Continued)

A contract asset is the Group's right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Vehicle sales

The Group generates revenue from sales of vehicles, currently the Li ONE, together with a number of products and services. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of Li ONE, charging stalls, vehicle internet connection services, firmware over-the-air upgrades (or "FOTA upgrades") and initial owner extended lifetime warranty subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of Li ONE to a customer.

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of new energy vehicles, which is applied on their behalf and collected by the Group from the government according to the applicable government policy. The Group has concluded that government subsidies should be considered as a part of the transaction price it charges the customers for the new energy vehicles, as the subsidy is granted to the purchaser of the new energy vehicles and the purchaser remains liable for such amount in the event the subsidies were not received by the Group due to his fault such as refusal or delay of providing application information. Since July 2020, the Group was no longer eligible for the government subsidies as the Group's selling price of vehicles is higher than threshold in the circular issued by the certain PRC authorities.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for sales of the Li ONE and charging stalls are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service and FOTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended lifetime warranty, given the limited operating history and lack of historical data, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the contract price for the vehicle and all embedded products and services must be paid in advance, which means the payments are received prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Revenue recognition (Continued)

Sales of Li Plus Membership

The Group also sells the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership expired, whichever is earlier.

Customer loyalty points

Beginning in January 2020, the Group offers customer loyalty points, which can be used in the Group's online store to redeem the Group's merchandise or services. The Group determines the value of each customer loyalty point based on cost of the Group's merchandise or service that can be obtained through redemption of customer loyalty points.

The Group concludes the customer loyalty points offered to customers in connection with the purchase of the Li ONE is a material right and is considered as a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the sales of vehicle. The amount allocated to the customer loyalty points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when the customer loyalty points are used or expired.

Customers or users of the mobile application can also obtain customer loyalty points through other ways, such as referring new customers to purchase the vehicles via the mobile application. The Group offers these customer loyalty points to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

Sales of Automotive Regulatory Credits

Pursuant to the measurements and policies promulgated by China's Ministry of Industry and Information Technology ("MIIT"), each of the vehicle manufacturers or importers above a certain scale is able to earn Automotive Regulatory Credits by manufacturing or importing New Energy Vehicle ("NEV"). The Automotive Regulatory Credits are tradable and sold to other companies through a credit management system established by MIIT. The Group earns the tradable new energy vehicle credits from the production of the Group's electric vehicles. The Group sells these credits at agreed price to other regulated entities who can use the credits to comply with the regulatory requirements. The Group recognized revenue on the sale of Automotive Regulatory Credits at the time control of the Automotive Regulatory Credits were transferred to the purchasing party in September 2021 as MIIT has completed the review and approved the sale of Automotive Regulatory Credits, the related NEV Credits have been transferred to purchasing party. The full consideration for sale of Automotive Regulatory Credits was collected by the Group in the fourth quarter of 2021.

Practical expedients and exemptions

The Group elects to expense the costs to obtain a contract as incurred given the majority of the contract considerations for vehicle sales are allocated to the sales of Li ONE and recognized as revenue upon transfer of control of the vehicles, which is within one year after entering the sales contracts.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)   Government grants

The Group's PRC based subsidiaries received government subsidies from certain local governments. The Group's government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as research and development purpose, construction of production plants and facilities and capacity subsidies related to the Chongqing Manufacturing Base. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as a non-current liability if the amount is received in advance. For specific subsidies, upon government acceptance of the related project construction or asset acquisition, the specific purpose subsidies are recognized to reduce the cost of asset acquisition. Other subsidies are recognized as Others, net upon receipt as further performance by the Group is not required.

As of December 31, 2021 and June 30, 2022, other non-current liabilities included nil and RMB406,674 in deferred government grants relating to specific government subsidies for construction production plants and facilities and product development, respectively. These government grants are expected to be amortized using the straight-line method as a deduction of the depreciation expense of these assets over their useful lives upon construction and when placed in use.

(o)   Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1   –   Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2   –   Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3   –   Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)   Loss per share

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method and ordinary shares issuable upon the conversion of convertible debt using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(q)   Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's long-lived assets are substantially located in the PRC, no geographical segment information is presented.

3.   RECENT ACCOUNTING PRONOUNCEMENTS

Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Group adopted this ASU from January 1, 2021. The ASU did not have a material impact on the unaudited condensed consolidated financial statements.

In January 2020, the FASB issued Accounting Standards Update No. 2020-01, Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. The Group adopted ASU No. 2020-01 from January 1, 2021, which did not have a material impact on the Company's unaudited condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

4.   CONCENTRATION AND RISKS

(a)   Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2021 and June 30, 2022, most of the Group's cash and cash equivalents, restricted cash and time deposits and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China's new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group's accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. The Group expects that there is no significant credit risk associated with cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to the assets mentioned above.

The Group relies on a limited number of third parties to provide payment processing services ("payment service providers") to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and mobile payment platforms such as Alipay and WeChat Pay, which the Group believes are of high credit quality.

(b)   Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, restricted cash and time deposits and short-term investments denominated in RMB that are subject to such government controls amounted to RMB24,509,656 and RMB37,704,511 as of December 31, 2021 and June 30, 2022, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(c)   Foreign currency exchange rate risk

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. The appreciation of the RMB against the US$ was approximately 1.0% for the six months ended June 30, 2021. The depreciation of the RMB against the US$ was approximately 5.3% for the six months ended June 30, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

5. TRADE RECEIVABLE

An aging analysis of the trade receivable as of December 31, 2021 and June 30, 2022, based on the recognition date and net of credit loss provisions, is as follows:

	As of December 31, 2021	As of June 30, 2022
Within 3 months	16,462	28,215
Between 3 months and 6 months	890	67
Between 6 months and 1 year	–	575
More than 1 year	103,189	52,916
Total	120,541	81,773

6. INVENTORIES

Inventories consist of the following:

	As of December 31, 2021	As of June 30, 2022
Raw materials, work in process and supplies	1,468,801	2,535,484
Finished products	149,089	471,211
Total	1,617,890	3,006,695

Raw materials, work in process and supplies as of December 31, 2021 and June 30, 2022 primarily consist of materials for volume production which will be transferred into production cost when incurred as well as spare parts used for after sales services.

Finished products include vehicles ready for transit at production plants, vehicles in transit to fulfil customers' orders, new vehicles available for immediate sales at the Group's sales and servicing center locations.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

7.   PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31, 2021	As of June 30, 2022
Prepayments to vendors	218,660	370,750
Note receivable *(Note 13)*	–	299,106
Prepaid rental and deposits	48,929	245,440
Deductible VAT input	118,177	119,272
Receivables related to rebate	28,491	–
Others	68,615	120,455
Less: Allowance for Credit Losses	(2,192)	(5,154)
Total	480,680	**1,149,869**

8.   PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation were as follows:

	As of December 31, 2021	As of June 30, 2022
Construction in process [i]	1,942,953	2,476,709
Production machineries and facilities	804,281	2,023,532
Mold and tooling	1,098,392	1,945,393
Leasehold improvements	660,902	834,981
Buildings	409,123	718,032
Equipment	266,745	387,066
Buildings improvements	297,163	313,384
Motor vehicles	59,702	99,538
Total	5,539,261	**8,798,635**
Less: Accumulated depreciation	(983,222)	(1,373,158)
Less: Accumulated impairment loss [ii]	(57,770)	(57,770)
Total property, plant and equipment, net	4,498,269	**7,367,707**

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

8. PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

The Group recorded depreciation expense of RMB220,344 and RMB396,154 for the six months ended June 30, 2021 and 2022 respectively.

(i) Construction in process is primarily comprised of production facilities, equipment and mold and tooling related to manufacturing of the extended-range electric SUV vehicles and BEV models and a portion of Changzhou Manufacturing Base construction.

In July 2021, the Group signed a memorandum and a series of agreements (collectively "Beijing Manufacturing Base Agreements") for collaboration on a construction and expansion project of an automobile manufacturing plant, for the Group's specific use, in Shunyi District, Beijing, with an enterprise affiliated with the Beijing local government ("the Developer Enterprise"). Beginning in May, 2022, an agreement will become effective whereby the Group will lease the plant facility from the Developer Enterprise (responsible for the construction of the plant). The Group has agreed to acquire the plant in September 2028. In October 2021, construction commenced on the Beijing Manufacturing Base, which is scheduled to be operational in 2023. As of June 30, 2022, RMB260,546 of construction in process and along with RMB180,546 of other non-current liabilities were recognized in the unaudited condensed consolidated balance sheet.

(ii) The Group launched 2021 Li ONE in May 2021, consequently, the production volume of the first model Li ONE is expected to gradually decrease in line with sales volume. As of December 31, 2021, the Group recorded an impairment loss of RMB26,718 on its production facilities and mold and tooling used in the production of the first model Li ONE as a significant portion of the carrying value of these assets are not expected to be recovered in the foreseeable future. The Group recorded an impairment loss of RMB26,718 and nil for property, plant and equipment for the six months ended June 30, 2021 and 2022, respectively.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9.   **INTANGIBLE ASSETS, NET**

Intangible assets and related accumulated amortization were as follows:

	As of December 31, 2021	As of June 30, 2022
Automotive Manufacturing Permission	647,174	647,174
Insurance Agent License	–	35,000
Indefinite-lived intangible assets	647,174	682,174
Software	137,576	162,251
Patents	694	694
Definite-lived intangible assets	138,270	162,945
Less: Accumulated amortization		
Software	(33,290)	(42,485)
Patents	(694)	(694)
Accumulated amortization	(33,984)	(43,179)
Definite-lived intangible assets, net	104,286	119,766
Total intangible assets, net	751,460	801,940

The newly acquired Insurance Agent License is considered to be an indefinite lived intangible asset and is carried at cost less any subsequent impairment loss. The Group believes, based upon regulatory precedent, that ongoing required license renewals (as approved by government authorities) is a perfunctory activity, those providing the basis for the indefinite life assumption.

The Group recorded amortization expense of RMB5,047 and RMB9,195 for the six months ended June 30, 2021 and 2022, respectively.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9. INTANGIBLE ASSETS, NET (CONTINUED)

As of June 30, 2022, amortization expense related to intangible assets for future periods are estimated to be as follows:

	As of June 30, 2022
Year ending June 30, 2023	18,131
Year ending June 30, 2024	15,097
Year ending June 30, 2025	12,674
Year ending June 30, 2026	12,052
Thereafter	61,812
Total	**119,766**

10. LEASES

Operating leases of the Group mainly include land use rights and leases of offices, retail stores and delivery and servicing centers and the finance lease was the lease of Changzhou manufacturing base production plants.

The components of lease expenses were as follows:

	For the Six Months Ended June 30,	
	2021	2022
Lease cost		
Finance lease cost:		
Amortization of assets	7,273	–
Interest of lease liabilities	11,474	–
Operating lease cost	134,646	306,962
Short-term lease cost	10,909	24,925
Total	164,302	331,887

Operating lease cost is recognized as rental expenses in consolidated statements of comprehensive loss.

Short-term lease cost is recognized as rental expenses in consolidated statements of comprehensive loss on a straight-line basis over the lease term.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10. LEASES (CONTINUED)

Supplemental cash flows information related to leases was as follows:

	For the Six Months Ended June 30,	
	2021	2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows payments for operating leases	113,764	190,114
Right-of-use assets obtained in exchange for lease liabilities:		
Right-of-use assets obtained in exchange for new operating lease liabilities	378,123	1,236,162

Supplemental balance sheet information related to leases was as follows (in thousands, except lease terms and discount rate):

	As of December 31, 2021	As of June 30, 2022
Operating Leases		
Land use rights, net	289,810	937,286
Operating lease right-of-use assets, net (excluding land use rights)	1,771,682	2,179,770
Total operating lease assets	2,061,492	3,117,056
Operating lease liabilities, current	473,245	567,559
Operating lease liabilities, non-current	1,369,825	1,712,981
Total operating lease liabilities	1,843,070	2,280,540

	As of December 31, 2021	As of June 30, 2022
Weighted-average remaining lease term		
Land use rights	47 years	49 years
Operating leases	8 years	7 years
Finance leases	–	–
Weighted-average discount rate		
Land use rights	–	–
Operating leases	5.8%	5.8%
Finance leases	–	–

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10. LEASES (CONTINUED)

Maturities of lease liabilities were as follows:

	As of June 30, 2022	
	Operating leases	Finance leases
Year ending June 30, 2023	662,777	–
Year ending June 30, 2024	487,354	–
Year ending June 30, 2025	303,815	–
Year ending June 30, 2026	232,426	–
Year ending June 30, 2027	184,020	–
Thereafter	951,763	–
Total undiscounted lease payments	**2,822,155**	**–**
Less: imputed interest	(541,615)	–
Total lease liabilities	**2,280,540**	**–**

Acquisition of Changzhou Manufacturing Base Phase I and Phase II and termination of lease agreements

In November 2021, Jiangsu CHJ, as a subsidiary of the Group, entered into an equity transfer agreement to acquire an 100% equity interest in Changzhou Chehejin which owns the legal title of Changzhou Manufacturing Base Phase I and Phase II Land use rights and Plants. According to the equity transfer agreement, the total consideration for this transaction was RMB567,118 in cash, of which RMB537,009 was paid as of June 30, 2022. Upon the completion of the transaction, the legal titles of Changzhou Manufacturing Base Phase I and II, including Land use rights and Plants, were transferred to the Group, and the original lease agreements were terminated accordingly.

There were no inputs and substantive processes acquired to significantly contribute to the ability to create outputs (no workforce or revenue supporting processes were acquired in connection with this transaction). Accordingly, this transaction was accounted for as an asset acquisition.

According to ASC 842-20-40-2, the termination of a lease that results from the purchase of an underlying asset by the lessee is not the type of termination of a lease contemplated but, rather, is an integral part of the purchase of the underlying asset. Upon the Group's purchase of the Changzhou Manufacturing Base Phase I and II Land use right and Plants, the difference between the total consideration of this transaction and the carrying amount of the lease liabilities arising from Phase I assets and short-term borrowings arising from Phase II assets immediately prior to the transaction was recorded as an adjustment of the carrying amount of the asset, with an amount of RMB47,876 on the consolidated balance sheet as of December 31, 2021.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10.   LEASES (CONTINUED)

Acquisition of land use rights in Changzhou and Chongqing

For the six months ended June 30, 2022, the Group acquired land use rights to construct production plants and facilities for manufacturing vehicles of the Group in Changzhou and Chongqing province, the PRC. The total consideration of land use rights was RMB683,433.

Land use rights are classified as an operating lease and are recorded at cost, as a right of use asset less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 50 years that represent the terms of land use rights certificate. The Group recorded amortization of these land use rights of RMB5,695 for the six months ended June 30, 2022.

11.   OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31, 2021	As of June 30, 2022
Prepayments for purchase of property, plant and equipment [i]	1,051,415	1,260,232
Long-term deposits	653,030	987,127
Deductible VAT input, non-current	263,390	328,341
Others	16,998	22,304
Less: Allowance for credit losses	(3,757)	(4,962)
Total	1,981,076	2,593,042

(i)   Prepayments for purchase of property, plants and equipment primarily consists of production facilities, leasehold improvements, equipment and mold and tooling related to manufacturing of the extended-range electric SUV vehicles and BEV models, a portion of Beijing, Chongqing and Changzhou Manufacturing Bases construction and production facilities and equipment relating to manufacturing of engines and parts of Sichuan Li Xinchen.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12.   LONG-TERM INVESTMENTS

The Group's long-term investments on the consolidated balance sheets consisted of the following:

	As of December 31, 2021	As of June 30, 2022
Equity Method	34,704	**185,114**
Equity Security With Readily Determinable Fair Values	28,452	**21,461**
Equity Securities Without Readily Determinable Fair Values	93,150	**502,546**
Total Long-term Investments	156,306	**709,121**

Equity Method

On September 11, 2018, the Group acquired a 49% entity interest in Beijing Judianchuxing Technology Limited ("Beijing Judianchuxing"), which is a joint venture with another shareholder holding a 51% interest. The Group paid cash consideration of RMB98,000 for its equity interest, On January 30, 2019, the Group invested another RMB98,000 into the same venture proportionately with the other investor thereby maintaining its 49% equity interest. The Group has significant influence over the venture and applies the equity method in accounting for this investment. The proportionate share of the net loss or income of equity method investees are recorded in "Others, net" in the consolidated statements of comprehensive loss. As of June 30, 2022, the Group's share of the venture's cumulative net losses have exceeded its cost basis, thereby resulting in a carrying value of RMB0.

In July 2021, the Group entered into an agreement with Suzhou Huichuan United Power System Co., LTD ("Suzhou Huichuan") to establish Changzhou Huixiang New Energy Auto Parts Co., LTD ("Changzhou Huixiang" or "Joint Venture"). The Group should pay RMB73,500 in registered capital, representing a 49% equity interest in Changzhou Huixiang, while Suzhou Huichuan should pay RMB76,500 in registered capital, representing a 51% equity interest in Changzhou Huixiang. The Group has significant influence in Changzhou Huixiang and therefore the investment is accounted for using the equity method. As of June 30, 2022, the Group paid RMB30,000 out of its total RMB73,500 investment commitment. The Group performs an impairment assessment of its equity method investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. No impairment of equity method investments was recognized for the six months ended June 30, 2021 and 2022.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12.   LONG-TERM INVESTMENTS (CONTINUED)

Equity Security with Readily Determinable Fair Values

Equity security with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value.

The following table shows the carrying amount and fair value of equity securities with readily determinable fair values:

Cango Inc.	Cost Basis	Unrealized Loss	Foreign Currency Translation	Fair Value
As of December 31, 2021	100,303	(73,535)	1,684	28,452
As of June 30, 2022	**100,303**	**(81,732)**	**2,890**	**21,461**

The Company purchased 2,633,644 shares of Series C preferred shares issued by Cango Inc. ("Cango"), with a total cash consideration of US$15,634 (RMB100,303) in 2018. This investment was initially recorded as an equity holding without a readily determinable fair value given Cango was still a privately held company at that time. In July 2018, Cango completed its listing on the New York Stock Exchange ("Cango IPO") and the Series C preferred shares held by the Company were converted to Class A ordinary shares of Cango.

Upon the completion of Cango IPO, the Company reclassified this investment from equity securities without readily determinable fair value to equity securities with readily determinable fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

Any unrealized gain or loss is recognized in investment income, net in the consolidated statements of comprehensive income/loss.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. LONG-TERM INVESTMENTS (CONTINUED)

Equity Securities without Readily Determinable Fair Values

Equity securities without determinable fair value represent investments in privately held companies with no readily determinable fair value. The Group's investments are preferred shares, which are not considered as common stock or in substance common stock. Upon adoption of ASU 2016-01 on January 1, 2018, the Group elected the measurement alternative and recorded these investments at cost, less impairment (if any), adjusted for subsequent observable price changes.

In March 2022, one of the Group's subsidiaries-Chongqing Chezhiyuan, entered into an agreement with Xin Wang Da Electronics Limited ("Xin Wang Da Electronics"), an A-share listed company engaging in design, production and sale of lithium battery cells and modules to purchase certain Series Pre-A preferred shares of Xin Wang Da Electric Vehicle and Battery Limited ("the investee"), a subsidiary of Xin Wang Da Electronics. This transaction, with a total consideration of RMB400,000, resulted in the Group's 3.2% equity ownership in the investee. As of June 30,2022, Chongqing Chezhiyuan has fully paid the investment consideration of RMB400,000.

Impairment charges of nil and nil were recorded in investment income, net in the consolidated statements of comprehensive loss for the six months ended June 30, 2021 and 2022, respectively.

13. SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS

Borrowings consist of the following:

	Maturity Date	Classification	Principal Amount		Interest Rate Per Annum	As of December 31, 2021	As of June 30, 2022
Convertible debt [1]	May 1, 2028	Non-current	US$	862,500	0.25%	5,397,941	5,690,428
					5-year LPR		
Secured bank loan [2]	February 15, 2027	Non-current	RMB	900,000	-0.40%	–	900,000
Credit guaranteed borrowing [3]	June 29, 2024	Current and Non-current	US$	100,000	SOFR	–	671,140
Secured bank loan [4]	September 28, 2029	Current and Non-current	RMB	600,000	4.80%	600,000	600,000
Secured borrowing [5]	March 25, 2025	Current and non-current	RMB	274,180	4.00%	–	274,180
					1-year LPR		
Unsecured borrowing [6]	April 19, 2023	Current	RMB	237,180	-0.20%	–	237,180
					5-year LPR		
Secured borrowing [7]	June 21, 2034	Non-current	RMB	54,823	-0.60%	–	54,823
Total borrowings						5,997,941	8,427,751

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13.   SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS (CONTINUED)

The total borrowings are classified as short-term borrowings and long-term borrowings:

	As of December 31, 2021	As of June 30, 2022
Short-term borrowings:		
Unsecured borrowing [6]	–	**237,180**
Current portion of Secured borrowing [5]	–	**99,702**
Current portion of Secured bank loan [4]	37,042	**37,042**
Current portion of Credit guaranteed borrowing [3]	–	**13,422**
Total short-term borrowings	37,042	**387,346**

	As of December 31, 2021	As of June 30, 2022
Long-term borrowings:		
Convertible debt [1]	5,397,941	**5,690,428**
Secured bank loan [2]	–	**900,000**
Non-current portion of Credit guaranteed borrowing [3]	–	**657,718**
Non-current portion of Secured bank loan [4]	562,958	**562,958**
Non-current portion of Secured borrowing [5]	–	**174,478**
Secured borrowing [7]	–	**54,823**
Total long-term borrowings	5,960,899	**8,040,405**
Total borrowings	5,997,941	**8,427,751**

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13. SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS (CONTINUED)

(1)   In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the "ADSs") per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADSs) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADSs, or US$14.17 per Class A Ordinary Share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of June 30, 2022, no adjustment had been made to the initial conversion rate.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest.

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as long-term borrowings on the unaudited condensed consolidated balance sheets. The issuance costs were recorded as an adjustment to the long-term borrowings and are amortized as interest expense using the effective interest method over the contractual life to the maturity date (i.e., May 1, 2028). For the six months ended June 30, 2021 and 2022, the convertible debt related interest expense was US$1,011 (RMB6,531) and US$2,235 (RMB14,973), respectively. As of December 31, 2021 and June 30, 2022, the principal amount of the convertible debt was RMB5,499,041 and RMB5,788,583, and the unamortized debt issuance cost was RMB101,100 and RMB98,155, respectively.

(2)   In February, 2022, the Group entered into a 5-year pledged loan agreement with a commercial bank in the PRC, with total principal of RMB900,000. This loan was pledged by certain manufacturing facilities of the Group. As of June 30, 2022, the interest rate was between 4.05% to 4.20% per annum and all principal amount was presented as a long-term borrowing.

The borrowing contain covenants which includes limitations on certain asset sales and a requirement to to maintain current assets above RMB5,000. The Group is in compliance with all of the loan covenants as of June 30, 2022.

(3)   In June 2022, the Group entered into loan agreements with a commercial bank pursuant to which the Group is entitled to borrow the group of banks from time to time until June 2024 up to an aggregate of US$200,000. In June 2022, the Group made the drawdown in the amount of US$100,000 (RMB671,140). Interest accrues on the principal amounts of the loans outstanding at an annual rate equal to the SOFR. As of June 30, 2022, the outstanding loan principal of RMB13,422 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB657,718 is presented as a long-term borrowing.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13. SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS (CONTINUED)

(4) In September 2021, the Group entered into a loan facility agreement with a commercial bank in the PRC, which allows the Group to draw borrowings up to RMB1,009,900 as of periods ended September 28, 2029. The borrowings bear annual interest rate of 4.8% and were guaranteed by certain production facilities and toolings of the Group. As of June 30, 2022, the outstanding loan principal was RMB600,000, of which RMB37,042 will be due within 12 months, which is classified as current portion of long-term borrowing and the remaining balance of RMB562,958 will be due in July 1, 2023 and thereafter, which is classified as long-term borrowing. The unused credit limits under these facilities was RMB409,900 as of June 30, 2022.

(5) In February 2022, the Group entered into an asset transfer agreement with a finance lease company to sell certain production facilities and equipment in Changzhou Production Base with a total consideration of RMB299,106. Immediately after the transfer, the Group entered into a lease agreement to lease back the production facilities and equipment for the period starting from March 25, 2022 to March 25, 2025, and further obtained an option to repurchase the production facilities and equipment with the notional amount of RMB0.001 on March 25, 2025.

As the repurchase option is not at the fair value of the assets when the option is exercised, and the assets repurchased are designed for the use of the Group, and no alternative assets that are substantially the same as the transferred assets are readily available in the market, as a result, the transaction did not qualify for the sales accounting, and was accounted for as a financing transaction and the Group recorded the sales proceeds as a borrowing in the unaudited condensed consolidated balance sheets. The Group repaid a portion of the principal in the amount of RMB24,926 for the six months ended June 30, 2022. As of June 30, 2022, outstanding loan principal of RMB99,702 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB174,478 is presented as a long-term borrowing.

Considering the above arrangement, The Group received RMB299,106 in acceptance bills issued by the finance lease Company through its contracted financial institution that entitles the Group to receive the full face amount at maturity, which generally ranges within one year from the date of issuance. Accordingly, the Group recognized the notes receivable in Prepayments and Other Current Assets as of June 30, 2022 (Note 7).

(6) In December 2021 and April 2022, the Group entered into 1-year loan agreement and supplemental agreement with a commercial bank in the PRC, with total principal of RMB500,000. As of June 30, 2022, the annual interest rate was 1-year Loan Prime Rate ("LPR") published by the National Interbank Funding Center, minus 0.2% per annum and all outstanding loan principal of RMB237,180 was presented as a short-term borrowing.

(7) In June 2022, the Group entered into a credit agreement with a group of banks pursuant to which the Group is entitled to borrow from the group of banks from time to time up to an aggregate of RMB3,000,000 until April 2024. The related principle and interest is payable semiannually in arrears on June and December of each year, beginning from June 2025, until June 2034. In June 2022, the Group made an initial drawdown in the amount of RMB54,823 which is due and matures on June 20, 2025. The loan is secured by the pledge of certain Groups land use rights and property relating to the production of electric vehicles, when the certificates of land use rights and property are approved and provided by the local authorities. Interest accrues on the principal amounts of the loans outstanding at an annual rate equal to the 5-year Loan Prime Rate ("LPR") published by the National Interbank Funding Center, minus 0.6%. Borrowings under this credit agreement are classified as long-term.

NOTES TO UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14.   **TRADE AND NOTES PAYABLE**

Trade and notes payable consist of the following:

	As of December 31, 2021	As of June 30, 2022
Trade payable for raw materials	7,089,370	7,839,630
Notes payable	2,286,680	5,250,516
Total	9,376,050	13,090,146

An aging analysis of the trade and notes payable as at December 31, 2021 and June 30, 2022, based on the recognition date, is as follows:

	As of December 31, 2021	As of June 30, 2022
Within 3 months	7,539,833	11,658,250
Between 3 months and 6 months	1,639,286	1,341,226
Between 6 months and 1 year	161,913	45,665
More than 1 year	35,018	45,005
Total	9,376,050	13,090,146

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

15.   ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consist of the following:

	As of December 31, 2021	As of June 30, 2022
Payables for purchase of property, plant and equipment	456,395	1,387,107
Salaries and benefits payable	417,449	538,244
Tax payable	277,233	326,963
Payables for research and development expenses	94,517	194,631
Advances from customers	10,262	183,033
Payables for logistics expenses	143,632	169,183
Accrued warranty	154,276	147,518
Payables for marketing and promotional expenses	96,945	143,658
Deposits from vendors	27,716	26,305
Other payables	200,943	297,884
Total	1,879,368	3,414,526

16.   REVENUE DISAGGREGATION

Revenues by source consist of the following:

	For the Six Months Ended June 30,	
	2021	2022
Vehicle sales	8,366,968	17,792,221
Other sales and services	247,185	502,436
Total	8,614,153	18,294,657

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16. REVENUE DISAGGREGATION (CONTINUED)

Revenue by timing of recognition is analyzed as follows:

	For the Six Months Ended June 30,	
	2021	2022
Revenue recognized at a point in time	8,578,671	18,223,658
Including: Vehicle sales	8,366,968	17,792,221
Other sales and services	211,703	431,437
Revenue recognized over time	35,482	70,999
Total	8,614,153	18,294,657

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Revenues from other sales and services which are recognized at a point in time include (i) sales and installment of charging piles, (ii) sales of goods from online store, (iii) certain services under the Li Plus Membership, and (iv) sales of Automotive Regulatory Credits. In such instances, revenue is recognized at a point in time when the control of the products and services are transferred to the users.

Certain revenue arising from other sales and services is recognized over time, including vehicle internet connection services, FOTA upgrades and certain services under the Li Plus Membership.

17. DEFERRED REVENUE

The following table includes a rollforward of the deferred revenue balance for each period presented:

	For the Six Months Ended June 30,	
	2021	2022
Deferred revenue-at beginning of the period	407,168	694,745
Additions	8,884,806	18,434,602
Recognition	(8,737,100)	(18,234,769)
Deferred revenue-at end of the period	554,874	894,578
Including: Deferred revenue, current	283,156	346,306
Deferred revenue, non-current	271,718	548,272

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

17.   DEFERRED REVENUE (CONTINUED)

Deferred revenue represents contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied which primarily resulted from undelivered vehicles, uninstalled charging piles and other performance obligations identified in the vehicle sales contracts.

The Group expects that RMB346,306 of the transaction price allocated to unsatisfied performance obligation as of June 30, 2022 will be recognized as revenue during the period from July 1, 2022 to June 30, 2023. The remaining RMB548,272 will be recognized in July 1, 2023 and thereafter.

18.   RESEARCH AND DEVELOPMENT EXPENSES

Research and development expense consist of the following:

	For the Six Months Ended June 30,	
	2021	2022
Employee compensation	713,611	1,837,448
Design and development expense	380,491	897,108
Rental and related expense	23,734	49,668
Depreciation and amortization expense	24,959	38,092
Travel expense	14,972	29,191
Others	10,171	54,099
Total	1,167,938	**2,905,606**

19.   SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative expenses consist of the following:

	For the Six Months Ended June 30,	
	2021	2022
Employee compensation	485,626	1,320,923
Marketing and promotional expense	540,511	394,880
Rental and related expense	119,772	279,783
Depreciation and amortization expense	28,613	87,795
Travel expense	21,827	40,246
Expected credit losses	884	3,906
Others	147,968	400,547
Total	1,345,201	**2,528,080**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20.   ORDINARY SHARES

In April 2017, the Company was incorporated as a limited liability company in the Cayman Islands. In July 2019, the Company became the holding company of the Group pursuant to the Reorganization described in Note 1. In connection with the Reorganization and issuance of Series C convertible redeemable preferred shares ("Series C Preferred Shares"), 3,830,157,186 authorized shares of the Company were designated as Class A Ordinary Shares, and 240,000,000 authorized shares were designated as Class B ordinary shares. Each Class A Ordinary Share is entitled to one vote, and is not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share is entitled to ten votes, subject to certain conditions, and is convertible into one Class A Ordinary Share at any time by the holder thereof. Upon the Reorganization, the Company issued ordinary shares and Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 convertible redeemable preferred shares (the "Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares") to shareholders of Beijing CHJ in exchange for respective equity interests that they held in Beijing CHJ immediately before the Reorganization. Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares would be converted into Class A Ordinary Shares based on the then-effective conversion price.

On July 4, 2016, Beijing CHJ issued Series Pre-A shares ("Series Pre-A Ordinary Shares") with cash consideration of RMB100,000. Series Pre-A Ordinary Shares were classified as equity as they were not redeemable. In July 2017, upon Series A-2 financing, certain rights were granted to holders of Series Pre-A Ordinary Shares, including contingent redemption rights. Series Pre-A Ordinary Shares were effectively re-designated to Series Pre-A Preferred Shares. Such re-designation was accounted for as a repurchase and cancellation of Series Pre-A Ordinary Shares and a separate issuance of Series Pre-A Preferred Shares. Accordingly, the excess of fair value of the Series Pre-A Preferred Shares over the fair value of the Series Pre-A Ordinary Shares repurchased from employee shareholders was recorded as an employee compensation. While for other non-employee Series Pre-A shareholders, such difference was recognized as a deemed dividend given to these shareholders. The excess of the fair value of all Series Pre-A Ordinary Shares over the carrying value of these shares was accounted for as a retirement of the Series Pre-A Ordinary Shares. The Company elected to charge the excess entirely to accumulated deficits.

In August 2020, the Company completed its US IPO and 190,000,000 Class A Ordinary Shares were issued with proceeds of US$1,042,137, net of underwriter commissions and relevant offering expenses. Concurrently with completion of the IPO, 66,086,955 Class A Ordinary Shares were issued for a consideration of US$380,000. On August 7, 2020, the Company issued an additional 28,500,000 Class A Ordinary Shares upon the exercise of underwriters' over-allotment option for a consideration of US$157,320.

All of the Preferred Shares (other than those beneficially owned by Mr. Li Xiang, the founder and the CEO of the Company) were automatically converted to 1,045,789,275 Class A Ordinary Shares immediately upon the completion of the IPO. Concurrently, all Preferred Shares beneficially owned by Mr. Li Xiang were automatically converted to 115,812,080 Class B Ordinary Shares.

In December 2020, the Company completed a follow-on offering of 108,100,000 Class A Ordinary Shares, which included 14,100,000 Class A Ordinary Shares issued in connection with the underwriters' full exercise of their over-allotment option.

In February 2021, the Company issued 34,000,000 Class A Ordinary Shares as treasury shares for future exercise of share options.

In May 2021, the Company issued 108,557,400 Class B Ordinary Shares as treasury shares to Mr. Li Xiang, the Company's founder and chief executive officer, pursuant to the Company's 2021 Share Incentive Plan.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20.   ORDINARY SHARES (CONTINUED)

In August 2021, the Company completed its HK IPO and 100,000,000 Class A Ordinary Shares were issued with proceeds of HK$11,633,130, net of underwriter commissions and relevant offering expenses. In September 2021, the Company issued an additional 13,869,700 Class A Ordinary Shares upon the exercise of underwriters' over-allotment option for a consideration of HK$1,634,462.

As of June 30, 2022, 9,483,528 share options that fulfilled the vesting conditions were exercised.

On June 28, 2022, the Company filed a prospectus supplement in the United States to sell up to an aggregate of US$2,000,000 of ADSs, each representing two Class A Ordinary Shares, through an at-the-market equity offering program (the "ATM Offering") on the Nasdaq Global Select Market. As of June 30, 2022, 828,620 Class A Ordinary Shares were legally issued but the proceeds has not been received by the Company. Therefore, nil Class A Ordinary Shares were recognized as outstanding for accounting purposes at June 30, 2022. On July 4, 2022, the Company received the gross proceeds of US$15,802 from the ATM Offering, and will settle the underwriter commissions upon the completion of the ATM Offering.

As of December 31, 2021 and June 30, 2022, the Company had issued and outstanding ordinary shares of 1,929,562,426 and 1,932,641,538, respectively.

21.   LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the six months ended June 30, 2021 and 2022 as follows:

	For the Six Months Ended June 30,	
	2021	2022
Numerator:		
Net loss	(595,456)	**(651,912)**
Less: Net loss attributable to noncontrolling interests	–	**(23,080)**
Net loss attributable to ordinary shareholders of Li Auto Inc.	(595,456)	**(628,832)**
Denominator:		
Weighted average ordinary shares outstanding-basic and diluted	1,809,695,350	**1,930,269,050**
Basic and diluted net loss per share attributable to ordinary shareholders of Li Auto Inc.	(0.33)	**(0.33)**

For the six months ended June 30, 2021 and 2022, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued (shares subject to conversion) in April 2021 (Note 13). As the Group incurred a loss for each of the periods ended June 30, 2021 and 2022, these ordinary equivalent shares were determined to be anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted average numbers of options and RSUs granted and convertible debt (shares subject to conversion) excluded from the calculation of diluted loss per share of the Company were 61,478,317 and 28,581,182 for the six months ended June 30, 2021 and 86,223,898 and 60,861,105 for the six months ended June 30, 2022, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. SHARE-BASED COMPENSATION

Compensation expense recognized for share-based awards granted by the Company were as follows:

	For the Six Months Ended June 30,	
	2021	2022
Research and development expense	226,380	625,981
Selling, general and administrative expense	114,526	299,612
Cost of sales	12,413	19,966
Total	353,319	945,559

(i)   2019 and 2020 Share Incentive Plan

In July 2019, the Group adopted the 2019 Share Incentive Plan (the "2019 Plan"), which allows the Company to grant options of the Group to its employees, directors and consultants. As of June 30, 2022, the maximum number of Class A ordinary shares that may be issued under the 2019 Plan is 141,083,452.

The Group began to grant share options to employees from 2015. In conjunction with the Company's Reorganization in July 2019, the Group transferred share options from Beijing CHJ to the Company according to the 2019 Plan. The share options of the Group under the 2019 Plan have a contractual term of ten years from the grant date. The options granted have both service and performance condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested upon the end of the calendar year in which the awards were granted. Meanwhile, the options granted are only exercisable upon the occurrence of an IPO by the Group.

These awards have a service condition and a performance condition related to an IPO. For share options granted with performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable. As a result, the cumulative share-based compensation expenses for these options that have satisfied the service condition were recorded upon the completion of the US IPO in the third quarter of 2020. The Group recognized the share options of the Company granted to the employees using graded-vesting method over the vesting term of the awards, net of estimated forfeitures.

In July 2020, the Group adopted the 2020 Share Incentive Plan (the "2020 Plan"), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of June 30, 2022, the maximum number of Class A ordinary shares that may be issued under the 2020 Plan is 165,696,625. The Group began to grant share options from January 1, 2021 and ceased to grant options from July 2, 2021 under the 2020 Plan. The Company commenced to grant RSUs from July 1, 2021 under the 2020 plan. The contractual term is ten years from the grant date and the options and RSUs granted only have service conditions. The options and RSUs are generally scheduled to be vested over five years, one-fifth of the awards shall be vested upon the end of the calendar year in which the awards were granted.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. SHARE-BASED COMPENSATION (CONTINUED)

(i)   **2019 and 2020 Share Incentive Plan (Continued)**

     (a)   The following table summarizes Company share option activity under the 2019 Plan and 2020 Plan for the six months ended June 30, 2021 and 2022:

	Number of Options and Shares	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life In Years	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2020	56,914,000	0.10	5.95	814,724
Granted	19,134,700	0.10		
Exercised	(1,042,422)	0.10		
Forfeited	(1,822,000)	0.10		
Outstanding as of June 30, 2021	73,184,278	0.10	6.42	1,271,211
Outstanding as of December 31, 2021	**83,391,284**	**0.10**	**7.66**	**1,330,091**
Granted	–	**0.10**		
Exercised	**(3,079,112)**	**0.10**		
Forfeited	**(1,977,000)**	**0.10**		
Outstanding as of June 30, 2022	**78,335,172**	**0.10**	**6.13**	**1,492,677**
Vested and expected to vest as of June 30, 2021	70,027,007	0.10	6.31	1,216,369
Exercisable as of June 30, 2021	42,897,578	0.10	4.90	745,131
Vested and expected to vest as of June 30, 2022	**75,132,525**	**0.10**	**6.03**	**1,431,650**
Exercisable as of June 30, 2022	**44,128,372**	**0.10**	**4.30**	**840,866**

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

The weighted-average grant date fair value for options granted under the Company's 2019 Plan and 2020 Plan for the six months ended June 30, 2021 was US$14.41, computed using the binomial option pricing model. No share options were granted for the six months ended June 30, 2022.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. SHARE-BASED COMPENSATION (CONTINUED)

(i) 2019 and 2020 Share Incentive Plan (Continued)

The Company did not grant options under 2019 plan and 2020 plan since July 2, 2021. The fair value of each option granted under the Company's 2019 Plan and 2020 Plan for the six months ended June 30, 2021 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Six Months Ended June 30, 2021
Exercise price (US$)	0.10
Fair value of the ordinary shares on the date of option grant (US$)	14.42
Risk-free interest rate	0.93%
Expected term (in years)	10.00
Expected dividend yield	0%
Expected volatility	47%

The risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of June 30, 2022, there were US$147,157 of unrecognized compensation expenses related to the share options granted to the Group's employees, which are expected to be recognized over a weighted-average period of 3.81 years and may be adjusted for future changes in forfeitures.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. SHARE-BASED COMPENSATION (CONTINUED)

(i) **2019 and 2020 Share Incentive Plan (Continued)**

(b) The following table summarizes Company's RSU activity under the 2020 Plan for the six months ended June 30, 2021 and 2022:

	Number of Shares	Weighted Average Grant Date Fair Value US$	Weighted Average Remaining Contractual Life (In years)
Unvested as of December 31, 2020	–	–	–
Granted	–	–	–
Forfeited	–	–	–
Unvested as of June 30, 2021	–	–	–
Unvested as of December 31, 2021	8,586	17.25	9.50
Granted	22,210,200	16.05	
Forfeited	(1,754,800)	16.05	
Unvested as of June 30, 2022	**20,463,986**	**16.05**	**9.51**

As of June 30, 2022, there was US$182,212 in unrecognized compensation expense related to RSUs granted to the Group's employees, which are expected to be recognized over a weighted-average period of 4.50 years and may be adjusted for future changes in forfeitures.

(ii) **2021 Share Incentive Plan**

In March 2021, the Group adopted the 2021 Share Incentive Plan (the "2021 Plan"), which granted options to purchase 108,557,400 Class B ordinary shares to Mr. Li Xiang, the Company's founder and chief executive officer. The exercise price of the options is US$14.63 per share, or US$29.26 per ADS. The date of expiration for this grant is March 8, 2031. The granted options are subject to performance-based vesting conditions. The granted options are divided into six equal tranches, or 18,092,900 each. The first tranche will become vested when the aggregate number of the Group's vehicle deliveries in any 12 consecutive months exceeds 500,000. The second to sixth tranches will become vested when the aggregate number of vehicle deliveries in any 12 consecutive months exceeds 1,000,000, 1,500,000, 2,000,000, 2,500,000 and 3,000,000, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22.   SHARE-BASED COMPENSATION (CONTINUED)

(ii)   2021 Share Incentive Plan (Continued)

On May 5, 2021, the board of directors of the Company approved to replace the options to purchase 108,557,400 Class B ordinary shares of the Company under the Company's 2021 Share Incentive Plan previously granted to Mr. Li Xiang on March 8, 2021 with the same amount of restricted Class B ordinary shares (the "Award Shares") under the same plan, all of which will become legally vested upon grant on May 5, 2021. However, Mr. Li Xiang has also agreed, undertaken, and covenanted not to transfer or dispose of, directly or indirectly, any interest in the Class B ordinary shares acquired upon vesting of the Award Shares, which are still subject to certain restrictions, terms and performance conditions substantially similar to the vesting conditions of the options being replaced. In addition to the performance conditions, Mr. Li Xiang is required to pay US$14.63 per share, which is equal to the exercise price of the options being replaced, to have the relevant tranche of the Award Shares released from the restrictions. Mr. Li Xiang also has agreed, undertaken, and covenanted not to cast any vote or claim any dividend paid on any Award Shares before such number of Award Shares are released from the restrictions. Any Award Shares that are not released from the restrictions by March 8, 2031 are subject to compulsory repurchase by the Company at their par value.

In July 2021, all such 108,557,400 Award Shares were converted from Class B Ordinary Shares (10 votes per share) to Class A Ordinary Shares (1 vote per share) on one-to-one basis with effect immediately upon the Company's listing on the Main Board of HKEx in August 2021. The modification is solely subjected to satisfy HKEx's requirement from legal perspective. Pursuant to the grant of the Award shares, Mr. Li Xiang has undertaken and covenanted that unless and until, in respect of any tranche of Award Shares,(a) the relevant performance condition has been met and (b) the relevant exercise price (US$14.63) has been paid, Mr. Li Xiang will not offer, pledge, sell any relating award shares and claim dividend or voting rights in respect of the Award Shares.

As of June 30, 2022, the Group did not recognize any compensation expense for shares granted to Mr. Li Xiang, because the Group considers it is not probable, as of June 30, 2022, that the performance-based vesting conditions will be satisfied. Therefore, there were US$538,445 of unrecognized compensation expenses related to the restricted shares granted under 2021 Plan as of June 30, 2022.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22.   SHARE-BASED COMPENSATION (CONTINUED)

(ii)   2021 Share Incentive Plan (Continued)

The following table summarizes Company performance-based restricted share activity under the 2021 Plan for the six months ended June 30, 2021 and 2022:

	Number of Shares Granted	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life In Years	Aggregate Intrinsic Value US$
December 31, 2020	–	–	–	–
Granted	108,557,400	14.63		
June 30, 2021	108,557,400	14.63	9.69	–
December 31, 2021	108,557,400	14.63	9.19	–
Granted	–	–		
June 30, 2022	**108,557,400**	**14.63**	**8.69**	**–**

The weighted-average grant date fair value for restricted shares granted under the Company's 2021 Plan for the six months ended June 30, 2021 and 2022 were both US$4.96, computed using the binomial pricing model.

The fair value of the restricted shares granted under the Company's 2021 Plan was estimated on the date of grant using the binomial pricing model with the assumptions (or ranges thereof) in the following table (no new grants during the comparative June 30, 2022 period):

	For the Six Months Ended June 30, 2021
Exercise price (US$)	14.63
Fair value of the ordinary shares on the date of restricted shares grant (US$)	10.67
Risk-free interest rate	1.59%
Expected term (in years)	10.00
Expected dividend yield	0%
Expected volatility	47%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the valuation date. The expected volatility at the grant date and each valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the restricted shares. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the restricted shares.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23. TAXATION

(a) Value added tax

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

Wheels Technology is subject to 13% VAT for software research and development and relevant services. Wheels Technology is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable from April 2021, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau. For the six months ended June 30, 2021 and 2022, nil and RMB170,958 of VAT refunds were received and were recorded as Others, net.

(b) Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Beijing CHJ and Wheels Technology are qualified as a "high and new technology enterprise" under the EIT Law and are eligible for a preferential enterprise income tax rate of 15%, respectively. The high and new technology enterprise certificate is effective for a period of three years. Other Chinese companies are subject to enterprise income tax ("EIT") at a uniform rate of 25% as of June 30,2022.

Wheels Technology, which is our wholly-owned entity primarily engaged in the operations of technology, software research and development and relevant services, was awarded as a Software Enterprise and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2021, and a 50% reduction in the standard statutory rate for the subsequent three consecutive years.

Under the EIT Law enacted by the National People's Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the "beneficial owner" and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23.   TAXATION (CONTINUED)

(b)   Income taxes (Continued)

PRC (Continued)

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the "R&D Deduction"). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018 to December 31, 2023.

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax ("WHT") at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23.　TAXATION (CONTINUED)

(b)　Income taxes (Continued)

Composition of income tax expense and income tax benefit for the periods presented is as follows:

	For the Six Months Ended June 30,	
	2021	2022
Current income tax expense	–	49,054
Deferred income tax expense/(benefit)	59,189	(23,049)
Total	59,189	26,005

A reconciliation of the income tax expense computed by applying the PRC statutory income tax rate of 25% to the Group's income tax expense for each of the periods presented is as follows:

	For the Six Months Ended June 30,	
	2021	2022
Loss before income tax expense	(536,267)	(625,907)
Income tax credit computed at PRC statutory income tax rate of 25%	(134,067)	(156,477)
Tax effects of tax-exempt entity and preferential tax rate	(54,798)	(173,511)
Tax effect of R&D deduction and others	(62,602)	(137,700)
Non-deductible expenses	70,264	297,478
Change in valuation allowance	240,391	196,215
Income tax expense	59,189	26,005

(c)　Consumption tax

Chongqing Lixiang Automobile Co Ltd ("Chongqing Lixiang Automobile"), as a subsidiary of the Company, is eligible for consumption tax rate of 3% and related surcharge. The consumption tax is calculated based on the sales price of its self-manufactured vehicles at 3% consumption tax rate from August 2021.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24.   FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis include: short-term investments and investment in equity securities with readily determinable fair values.

The following table presents the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2021 and June 30, 2022.

| | | Fair Value Measurement at Reporting Date Using | | |
	Fair Value as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	19,157,428	–	19,157,428	–
Equity securities with readily determinable				
fair value	28,452	28,452	–	–
Total assets	19,185,880	28,452	19,157,428	–

| | | Fair Value Measurement at Reporting Date Using | | |
	Fair Value as of June 30, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	16,548,045	–	16,548,045	–
Equity securities with readily determinable				
fair value	21,461	21,461	–	–
Total assets	16,569,506	21,461	16,548,045	–

Valuation Techniques

Short-term investments: Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Fair value is estimated based on quoted prices of similar financial products provided by the banks at the end of each period (Level 2). The related gain/(loss) amounts are recognized in "interest income and investment income, net" in the unaudited condensed consolidated statements of comprehensive (loss)/income.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24.   FAIR VALUE MEASUREMENT (CONTINUED)

Assets and liabilities measured at fair value on a recurring basis (Continued)

Valuation Techniques (Continued)

Equity securities with readily determinable fair value: Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The related gain/(loss) amounts are recognized in "interest income and investment income, net" in the unaudited condensed consolidated statements of comprehensive (loss)/income.

Assets measured at fair value on a nonrecurring basis

Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair value and equity method investments. For investments in equity securities without readily determinable fair value, no measurement event occurred during the periods presented. The equity securities without readily determinable fair value were RMB93,150 and RMB502,546 as of December 31, 2021 and June 30, 2022. No impairment charges were recognized for the six months ended June 30, 2021 and 2022. For equity method investments, no impairment loss was recognized for all periods presented. The Group recorded nil impairment loss of long-lived assets for the six months ended June 30, 2021 and 2022.

Assets and liabilities not measured at fair value but fair value disclosure is required

Financial assets and liabilities not measured at fair value include cash equivalents, time deposits, restricted cash, trade receivable, amounts due from related parties, prepayments and other current assets, short-term borrowings, trade and notes payable, amounts due to related parties, accruals and other current liabilities, other non-current assets, other non-current liabilities, and long-term borrowings.

The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group classifies the valuation techniques that use the inputs as Level 2 for short-term borrowing as the rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market.

Trade receivable, amounts due from related parties, prepayments and other current assets, trade and notes payable, amounts due to related parties and accruals and other current liabilities are measured at amortized cost, their fair values approximate their carrying values given their short maturities.

Borrowings and convertible debt are measured at amortized cost. Their fair values were estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these borrowings obligations approximate their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

25.   COMMITMENTS AND CONTINGENCIES

(a)   Capital commitments

The Group's capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2022 were as follows:

	Total	Less than One Year	1-3 Years	3-5 Years	Over 5 Years
Capital commitments	5,776,897	5,317,925	458,972	–	–

(b)   Purchase obligations

The Group's purchase obligations primarily relate to commitments on purchase of raw materials. Total purchase obligations contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2022 were as follows:

	Total	Less than One Year	1-3 Years	3-5 Years	Over 5 Years
Purchase obligations	16,626,135	16,626,135	–	–	–

(c)   Legal proceedings

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

Chongqing Zhizao was subject to ongoing legal proceedings arising from disputes of contracts entered into prior to the Group's acquisition of Chongqing Zhizao in December 2018. Most of these legal proceedings were still at preliminary stages, and the Group was unable to predict the outcome of these cases, or reasonably estimate a range of the possible loss, if any, given the current status of the proceedings. Other than the unpaid contract amount that the Group assumed from Lifan Acquisition and included as the Retained Assets and Liabilities, the Group did not record any accrual for expected loss payments with respect to these cases as of December 26, 2019. The unpaid contract amounts were immaterial as of December 31, 2021 and June 30, 2022. In addition to the indemnification of the Retained Assets and Liabilities the Group obtained from Lifan Passenger Vehicle, Lifan Industry also agreed in the Lifan Acquisition Agreement that, it will indemnify any damages and loss arising from disputes of contracts entered into by Chongqing Zhizao prior to the Group's acquisition of Chongqing Zhizao, including but not limited to above legal proceedings.

On December 26, 2019, the Group disposed 100% equity interest of Chongqing Zhizao, and the ongoing legal proceedings of Chongqing Zhizao were transferred out to Lifan Industry and Lifan Passenger Vehicle.

Other than the above legal proceedings, the Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2021 and June 30, 2022.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Group had transactions during the periods presented are as follows:

Name of Entity or Individual	Relationship with the Company
Beijing Yihang Intelligent Technology Co., Ltd. ("Beijing Yihang")	Affiliate
Neolix Technologies Co., Ltd. ("Neolix Technologies")	Affiliate
Airx (Beijing) Technology Co., Ltd. ("Airx")	Affiliate
Beijing Judianchuxing Technology Limited ("Beijing Judianchuxing")	Affiliate
Beijing Sankuai Online Technology Co., Ltd. ("Beijing Sankuai ")	Controlled by Principal Shareholder
Suzhou Yihang Intelligent Technology Co., Ltd. ("Suzhou Yihang")	Affiliate
Changzhou Huixiang New Energy Auto Parts Co., Ltd. ("Changzhou Huixiang")	Affiliate
Hanhai Information Technology (Shanghai) Co., Ltd. ("Hanhai")	Controlled by Principal Shareholder

The Group entered into the following related party transactions:

	For the Six Months Ended June 30,	
	2021	2022
Purchased services from Beijing Sankuai	16	2,321
Purchased R&D services from Beijing Yihang	–	281
Purchased services from Hanhai	–	240
Purchased materials from Beijing Yihang	30,231	68

The Group had the following related party balances:

	As of December 31, 2021	As of June 30, 2022
Due from Neolix Technologies	678	678
Due from Hanhai	–	135
Due from Beijing Yihang	334	6
Total	1,012	819

	As of December 31, 2021	As of June 30, 2022
Due to Beijing Yihang	7,102	5,921
Due to Beijing Sankuai	330	232
Due to Airx	23	23
Due to Changzhou Huixiang	30,000	–
Total	37,455	6,176

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

27. DIVIDEND

The Board did not recommend the distribution of any interim dividend for the six-month period ended June 30, 2021 and 2022.

28. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Historical Financial Information are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of consolidated statements of comprehensive loss

	For the six months ended June 30, 2021							
		IFRSs adjustments						
	Amounts as reported under U.S. GAAP	Preferred Shares (Note (i))	Convertible debts (Note (ii))	Leases (Note (iii))	Investments measured at fair value (Note (iv))	Issuance costs (Note (v))	Warranty accrual (Note (vi))	Amounts under IFRSs
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses:								
Research and development	(1,167,938)	–	–	7,561	–	–	–	(1,160,377)
Selling, general and administrative	(1,345,201)	–	–	20,752	–	(27,836)	–	(1,352,285)
Total operating expenses	(2,513,139)	–	–	28,313	–	(27,836)	–	(2,512,662)
Interest expense	(34,323)	–	6,531	(39,701)	–	–	–	(67,493)
Interest income and investment income, net	410,994	–	–	–	12,896	–	–	423,890
Fair value change of convertible debts	–	–	(1,994,901)	–	–	–	–	(1,994,901)
Fair value changes on investments measured at fair value through profit or loss	–	–	–	–	(25,094)	–	–	(25,094)
Loss before income tax expense	(536,267)	–	(1,988,370)	(11,388)	(12,198)	(27,836)	–	(2,576,059)
Net loss	(595,456)	–	(1,988,370)	(11,388)	(12,198)	(27,836)	–	(2,635,248)
Net loss attributable to ordinary shareholders of Li Auto Inc.	(595,456)	–	(1,988,370)	(11,388)	(12,198)	(27,836)	–	(2,635,248)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)**

Reconciliation of consolidated statements of comprehensive loss (Continued)

| | For the six months ended June 30, 2022 | | | | | | | |
| | | IFRSs adjustments | | | | | | |
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (Note (i)) RMB	Convertible debts (Note (ii)) RMB	Leases (Note (iii)) RMB	Investments measured at fair value (Note (iv)) RMB	Issuance costs (Note (v)) RMB	Warranty accrual (Note (vi)) RMB	Amounts under IFRSs RMB
Cost of sales:								
Vehicle sales	(13,907,185)	–	–	–	–	–	44,390	(13,862,795)
Total cost of sales	(14,252,502)	–	–	–	–	–	44,390	(14,208,112)
Operating expenses:								
Research and development	(2,905,606)	–	–	2,011	–	–	–	(2,903,595)
Selling, general and administrative	(2,528,080)	–	–	7,496	–	–	–	(2,520,584)
Total operating expenses	(5,433,686)	–	–	9,507	–	–	–	(5,424,179)
Interest expense	(31,310)	–	14,973	(31,794)	–	–	(4,465)	(52,596)
Interest income and investment income, net	412,536	–	–	–	8,156	–	–	420,692
Fair value change of convertible debts	–	–	(1,094,179)	–	–	–	–	(1,094,179)
Fair value changes on investments measured at fair value through profit or loss	–	–	–	–	13,190	–	–	13,190
(Loss)/Income before income tax expense	(625,907)	–	(1,079,206)	(22,287)	21,346	–	39,925	(1,666,129)
Net (loss)/income	(651,912)	–	(1,079,206)	(22,287)	21,346	–	39,925	(1,692,134)
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(628,832)	–	(1,079,206)	(22,287)	21,346	–	39,925	(1,669,054)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of consolidated balance sheets

	As of December 31, 2021							
		IFRSs adjustments						
	Amounts as reported under U.S. GAAP	Preferred Shares (Note (i))	Convertible debts (Note (ii))	Leases (Note (iii))	Investments measured at fair value (Note (iv))	Issuance costs (Note (v))	Warranty accrual (Note (vi))	Amounts under IFRSs
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Long-term investments	156,306	–	–	–	(121,602)	–	–	34,704
Financial assets at fair value through profit or loss	–	–	–	–	218,470	–	–	218,470
Operating lease right-of-use assets, net	2,061,492	–	–	(65,650)	–	–	–	1,995,842
Total assets	61,848,913	–	–	(65,650)	96,868	–	–	61,880,131
Accruals and other current liabilities	1,879,368	–	(2,292)	–	–	–	–	1,877,076
Long-term borrowings	5,960,899	–	1,646,605	–	–	–	–	7,607,504
Other non-current liabilities	802,259	–	–	–	–	–	(83,788)	718,471
Total liabilities	20,784,611	–	1,644,313	–	–	–	(83,788)	22,345,136
Additional paid-in capital	49,390,486	30,809,700	9,564	–	–	85,976	–	80,295,726
Accumulated other comprehensive (loss)/income	(1,521,871)	180,604	(120,229)	–	–	–	–	(1,461,496)
Accumulated (deficit)/equity	(6,805,635)	(30,990,304)	(1,533,648)	(65,650)	96,868	(85,976)	83,788	(39,300,557)
Total shareholders' equity/(deficit)	41,064,302	–	(1,644,313)	(65,650)	96,868	–	83,788	39,534,995

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)**

Reconciliation of consolidated balance sheets (Continued)

	As of June 30, 2022							
		IFRSs adjustments						
	Amounts as reported under U.S. GAAP	Preferred Shares (Note (i))	Convertible debts (Note (ii))	Leases (Note (iii))	Investments measured at fair value (Note (iv))	Issuance costs (Note (v))	Warranty accrual (Note (vi))	Amounts under IFRSs
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Long-term investments	709,121	–	–	–	(524,007)	–	–	185,114
Financial assets at fair value through profit or loss	–	–	–	–	642,221	–	–	642,221
Operating lease right-of-use assets, net	3,117,056	–	–	(87,937)	–	–	–	3,029,119
Total assets	72,486,955	–	–	(87,937)	118,214	–	–	72,517,232
Accruals and other current liabilities	3,414,526	–	(2,412)	–	–	–	–	3,412,114
Long-term borrowings	8,040,405	–	2,711,596	–	–	–	–	10,752,001
Other non-current liabilities	1,599,082	–	–	–	–	–	(123,713)	1,475,369
Total liabilities	29,835,229	–	2,709,184	–	–	–	(123,713)	32,420,700
Additional paid-in capital	50,338,059	30,809,700	9,564	–	–	85,976	–	81,243,299
Accumulated other comprehensive (loss)/income	(548,779)	180,604	(105,894)	–	–	–	–	(474,069)
Accumulated (deficit)/equity	(7,434,467)	(30,990,304)	(2,612,854)	(87,937)	118,214	(85,976)	123,713	(40,969,611)
Total shareholders' equity/(deficit)	42,651,726	–	(2,709,184)	(87,937)	118,214	–	123,713	40,096,532

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of consolidated balance sheets (Continued)

Notes:

(i)   **Preferred Shares**

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category in addition to the financial liability and permanent equity categories. The purpose of this "in-between" category is to indicate that a security may not be a permanent part of equity. The Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets and are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date.

Under IFRS, there is no concept of mezzanine or temporary equity classification. The Company designated the Preferred Shares as financial liabilities at fair value through profit or loss which are initially recognized at fair value. Subsequent to initial recognition, the amounts of changes in fair value of the Preferred Shares that were attributed to changes in credit risk of the Preferred Shares were recognized in other comprehensive income, and the remaining amounts of changes in fair value of the Preferred Shares were recognized in the profit or loss.

(ii)   **Convertible debts**

Under U.S. GAAP, the convertible debts were measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date.

Under IFRS, the Group's convertible debts were designated as at fair value through profit or loss such that the convertible debts were initially recognized at fair values. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the convertible debts that were attributed to changes in credit risk of the convertible debts recognized in other comprehensive income were insignificant. Therefore, the amounts of changes in fair value of the convertible debts were recognized in the profit or loss.

(iii)   **Leases**

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement.

Under IFRS, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of consolidated balance sheets (Continued)

Notes: (Continued)

(iv)   Investments measured at fair value

Under U.S. GAAP, convertible redeemable preferred shares and ordinary shares with preferential rights issued by privately-held companies without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

(v)   Issuance costs

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply a different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi)   Warranty accrual

Under U.S. GAAP, warranty accrual is eligible for discounting or not. Considering that the timing of cash payments for the warranty accrual is not fixed or determinable by the Company, the Company elects to record the warranty accrual without considering the discount of the obligation.

Under IFRS, the initial amount of the warranty accrual is the present value of the anticipated cash flows expected to be required to settle the obligation with appropriate discount rates. The carrying amount of the warranty accrual increases in each period to reflect the passage of time with said increase recognized as a borrowing cost.

DEFINITIONS

"2019 Plan"	the share incentive plan our Company adopted on July 2, 2019, as amended from time to time
"2020 Plan"	the share incentive plan our Company adopted on July 9, 2020, as amended from time to time
"2021 Plan"	the share incentive plan our Company adopted on March 8, 2021, as amended from time to time
"2028 Notes"	the convertible senior notes in an aggregate principal amount of US$862.5 million due 2028 with an interest rate of 0.25% per annum that our Company issued on April 12, 2021
"ADS(s)"	American Depositary Shares, each representing two Class A Ordinary Shares
"Articles of Association"	the articles of association of the Company, as amended from time to time
"Beijing CHJ"	Beijing CHJ Information Technology Co., Ltd.* (北京車和家信息技術有限公司), a limited liability company established under the laws of the PRC on April 10, 2015 and a Consolidated Affiliated Entity of our Company
"Beijing CLX"	Beijing Chelixing Information Technology Co., Ltd.* (北京車勵行信息技術有限公司), a limited liability company established under the laws of the PRC on June 25, 2018 and a Consolidated Affiliated Entity of our Company
"Beijing Leading"	Beijing Leading Automobile Sales Co., Ltd.* (北京勵鼎汽車銷售有限公司), a limited liability company established under the laws of the PRC on August 6, 2019 and a subsidiary of our Company
"Board"	the board of Directors
"CEO Award Shares"	the 108,557,400 Class A Ordinary Shares to result from the conversion of the 108,557,400 Class B Ordinary Shares granted and issued pursuant to the 2021 Plan to Mr. Li on May 5, 2021. The conversion took effect upon the Listing
"Changzhou Chezhinan"	Changzhou Chezhinan Standard Factory Construction Co., Ltd.* (常州車之南標準廠房建設有限公司), a limited liability company established under the laws of the PRC on March 3, 2017 and a subsidiary of our Company
"China" or "PRC"	the People's Republic of China and for the purposes of this interim report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan

DEFINITIONS

"Chongqing Lixiang"	Chongqing Lixiang Automobile Co., Ltd.* (重慶理想汽車有限公司), a limited liability company established under the laws of the PRC on October 11, 2019 and a Consolidated Affiliated Entity of our Company
"Chongqing Xinfan"	Chongqing Xinfan Machinery Co., Ltd. (重慶新帆機械設備有限公司), a limited liability company established under the laws of the PRC on September 5, 2018 and a Consolidated Affiliated Entity of our Company
"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting
"Class B Ordinary Share(s)"	class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	Li Auto Inc. (理想汽車) (formerly known as "Leading Ideal Inc." and "CHJ Technologies Inc."), a company with limited liability incorporated in the Cayman Islands on April 28, 2017
"Consolidated Affiliated Entity(ies)"	entities we control wholly or partly through the Contractual Arrangements, namely our VIEs and their subsidiaries
"Contractual Arrangement(s)"	the series of contractual arrangements entered into between the WFOE, our VIEs and the Registered Shareholders (as applicable)
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li and the intermediary companies through which Mr. Li has an interest in the Company, namely, Amp Lee Ltd. and Cyric Point Enterprises Limited
"Corporate Governance Code"	the Corporate Governance Code set out in Appendix 14 of the Listing Rules
"Director(s)"	the director(s) of our Company
"FITE Regulations"	Regulations for the Administration of Foreign-Invested Telecommunications Enterprises
"Global Offering"	the Hong Kong Public Offering and the International Offering
"GAAP"	generally accepted accounting principles

DEFINITIONS

"Group", "we" or "us"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Public Offering"	the offer of the Hong Kong Offer Shares for subscription by the public in Hong Kong at the Public Offer Price (plus brokerage of 1%, SFC transaction levy of 0.0027% and Stock Exchange trading fee of 0.005%) on the terms and subject to the conditions described in the Prospectus, as further described in the section headed "Structure of the Global Offering-The Hong Kong Public Offering" in the Prospectus
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"International Offering"	the conditional placing of the International Offer Shares at the International Offer Price pursuant to the shelf registration statement on Form F-3 that was filed with the SEC and automatically became effective on August 2, 2021, a preliminary prospectus supplement, and a final prospectus supplement, and subject to the terms and conditions of the International Underwriting Agreement
"Jiangsu Chehejia"	Jiangsu Chehejia Automobile Co., Ltd.* (江蘇車和家汽車有限公司), a limited liability company established under the laws of the PRC on June 23, 2016 and a subsidiary of our Company
"Jiangsu Xitong"	Jiangsu Xitong Machinery Equipment Co., Ltd.* (江蘇希通機械設備有限公司), a limited liability company established under the laws of the PRC on February 15, 2017 and a subsidiary of our Company
"Jiangsu Zhixing"	Jiangsu Zhixing Financial Leasing Co., Ltd.* (江蘇智行融資租賃有限公司), a limited liability company established under the laws of the PRC on March 28, 2018 and a subsidiary of our Company
"Latest Practicable Date"	July 31, 2022
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange
"Listing Date"	August 12, 2021, on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were first permitted to take place on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

DEFINITIONS

"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with GEM of the Stock Exchange
"MIIT"	Ministry of Industry and Information Technology of the PRC (中華人民共和國工業和信息化部) (formerly known as the Ministry of Information Industry)
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules
"Mr. Li" or "Founder"	Mr. LI Xiang
"Nasdaq"	the Nasdaq Global Select Market
"PRC Legal Advisor"	Han Kun Law Offices
"Prospectus"	the prospectus of the Company dated August 3, 2021
"Registered Shareholders"	the registered shareholders of our VIEs, namely, with respect to Beijing CHJ, LI Xiang, SHEN Yanan and LI Tie; and with respect to Xindian Information, LI Xiang, FAN Zheng, SHEN Yanan, LI Tie, QIN Zhi, LIU Qinghua, WEI Wei, SONG Gang, YE Qian and XU Bo
"Reporting Period"	the six months ended June 30, 2022
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB" or "Renminbi"	Renminbi yuan, the lawful currency of China
"SEC"	the U.S. Securities and Exchange Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	collectively, the 2019 Plan, the 2020 Plan and the 2021 Plan
"Shareholder(s)"	holder(s) of the Share(s)
"State Council"	State Council of the PRC (中華人民共和國國務院)
"Stock Exchange" or "Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

DEFINITIONS

"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance
"United States" or "U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"US ATM Offering"	the offer of the ADSs on the Nasdaq, alternative trading systems or other markets for the ADSs, pursuant to a shelf registration statement on Form F-3 that was filed with the SEC on August 2, 2021, including a prospectus supplement filed with the SEC on June 28, 2022 pursuant thereto, including the documents incorporated by reference therein, and which does not constitute a public offering in Hong Kong. Information on the listing of the Class A Ordinary Shares underlying the ADSs to be issued in connection with the US ATM Offering on the Stock Exchange is disclosed in the announcement and the listing document of the Company dated June 29, 2022
"U.S. GAAP"	United States generally accepted accounting principles
"VIEs", each a "VIE"	Beijing CHJ and Xindian Information
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOE"	Wheels Technology
"Wheels Technology"	Beijing Co Wheels Technology Co., Ltd.* (北京羅克維爾斯科技有限公司), a limited liability company established under the laws of the PRC on December 19, 2017 and a subsidiary of our Company
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"Xindian Information"	Beijing Xindian Transport Information Technology Co., Ltd.* (北京心電出行信息技術有限公司), a limited liability company established under the laws of the PRC on March 27, 2017 and a Consolidated Affiliated Entity of our Company
"Xindian Interactive"	Jiangsu Xindian Interactive Sales and Services Co., Ltd.* (江蘇心電互動汽車銷售服務有限公司), a limited liability company established under the laws of the PRC on May 8, 2017 and a subsidiary of our Company
"%"	percent

* For identification purposes only.